Filed pursuant to Rule 424(B)(5)
File No. 333-173513
Prospectus Supplement
(To prospectus dated April 22, 2011)

3,264,401 Shares

Common Stock

We are offering 500,000 shares of our common stock and the selling stockholder identified in this prospectus is offering 2,764,401 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “MG.” On May 5, 2011, the last sale price of our common stock as reported on the New York Stock Exchange was $16.00 per share.

Investing in the common stock involves risks that are described in the “Risk factors” section beginning on page S-11 of this prospectus supplement.

	Per Share	Total

Public offering price	$16.00	$52,230,416
Underwriting discounts and commissions	$0.80	$2,611,521
Proceeds, before expenses, to us	$15.20	$7,600,000
Proceeds, before expenses, to the selling stockholder	$15.20	$42,018,895

The underwriters may also purchase up to an additional 489,660 shares from us, at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement to cover overallotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $391,728 and the total proceeds to us, before expenses, will be $7,442,832.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about May 11, 2011.

J.P. Morgan	BofA Merrill Lynch

Baird	Stephens Inc.	KeyBanc Capital Markets

The date of this prospectus supplement is May 5, 2011.

We, the selling stockholder and the underwriters have not authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any “free writing prospectus” we may authorize to be delivered to you. We, the selling stockholder and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give to you. This prospectus supplement and the accompanying prospectus are not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where such offer or any sale would be unlawful. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement or the accompanying prospectus, respectively, or any information that we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

About this prospectus supplement

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about the securities we and the selling stockholder may offer from time to time. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, the information in this prospectus supplement controls. Before you invest in our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Available information and incorporation of certain information by reference” in this prospectus supplement and under the heading “Incorporation of certain documents by reference” in the accompanying prospectus.

S-ii

Summary

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus for a more complete understanding of our business. You should pay special attention to the “Risk factors” section beginning on page S-11 of this prospectus supplement and on page 23 of the accompanying prospectus, as well as the risk factors included in “Item 1A. Risk Factors” of our 2010 Annual Report on Form 10-K and the other documents incorporated by reference, to determine whether an investment in our common stock is appropriate for you. Unless otherwise indicated, the information contained in this prospectus supplement assumes that the underwriters’ overallotment option is not exercised.

The information in this prospectus supplement, including information in documents incorporated by reference, includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact included or incorporated by reference in this prospectus supplement, regarding our strategy, future operations, financial position, prospects, plans and objectives of management are forward looking statements. See “Forward-looking statements” on page iii of the accompanying prospectus.

As used in this prospectus supplement, “we,” “us,” “our” and similar terms mean Mistras Group, Inc. and its consolidated subsidiaries and their predecessors, unless the context indicates otherwise.

Our business

We are a “one source” leading global provider of technology-enabled asset protection solutions used to evaluate the structural integrity of critical energy, industrial and public infrastructure. We combine industry-leading products and technologies, expertise in mechanical integrity (“MI”) and non-destructive testing (“NDT”) services and proprietary data analysis and enterprise warehousing software to deliver a comprehensive portfolio of customized solutions, ranging from routine inspections to complex, plant-wide asset integrity management and assessments. These mission critical solutions enhance our customers’ ability to comply with governmental safety and environmental regulations, extend the useful life of their assets, increase productivity, minimize repair costs, manage risk and avoid catastrophic disasters. Given the role our services play in ensuring the safe and efficient operation of infrastructure, we have historically provided a majority of our services to our customers on a regular, recurring basis. We serve a global customer base of companies with asset-intensive infrastructure, including companies in the oil and gas (downstream, midstream & upstream), fossil and nuclear power, alternative energy, public infrastructure, chemicals, aerospace and defense, transportation, primary metals and metalworking, pharmaceutical/biotechnology and food processing industries, as well as research and engineering institutions. As of April 1, 2011, we had approximately 2,700 employees, approximately 30 Ph.D.’s and approximately 100 other degreed engineers and highly-skilled, certified technicians, in 78 offices across 15 countries. We have established long-term relationships as a critical solutions provider to many of the leading companies in our target markets.

The following chart represents the percentage of consolidated revenues we generated from our various markets for the first nine months of fiscal 2011.

Our asset protection solutions continuously evolve over time as we combine the disciplines of NDT, MI services and data analysis and data warehousing software to provide value to our customers. The foundation of our business is NDT, which is the examination of assets without impacting current and future usefulness or impairing the integrity of these assets. Our MI services are a systematic engineering-based approach to developing best practices for ensuring the on-going integrity and safety of equipment and industrial facilities. MI services involve conducting an inventory of infrastructure assets, developing and implementing inspection and maintenance procedures, training personnel in executing these procedures and managing inspections, testing and assessments of customer assets. By assisting customers in implementing MI programs we enable them to identify gaps between existing and desired practices, find and track deficiencies and degradations to be corrected and establish quality assurance standards for fabrication, engineering and installation of infrastructure assets. Our solutions also incorporate comprehensive data analysis from our proprietary asset protection software to provide customers with detailed, integrated and cost-effective solutions that rate the risks of alternative maintenance approaches and recommend actions in accordance with consensus industry codes and standards and help to establish and support key performance indicators (“KPI’s”) to ensure continued safe and economic operations.

We offer our customers a customized package of services, products and systems or our enterprise software and other niche high-value products on a stand-alone basis. For example, customers can purchase most of our sensors and accompanying software to integrate with their own systems, or they can purchase a complete turn-key solution, including installation, monitoring and assessment services. Importantly, however, we do not sell certain of our advanced and proprietary software and other products as stand-alone offerings; instead, we embed them in our comprehensive service offerings to protect our investment in intellectual property while providing an added value which generates a substantial source of recurring revenues.

Our competitive strengths

We believe the following competitive strengths contribute to our being a leading provider of asset protection solutions and will allow us to further capitalize on growth opportunities in our industry:

•	“One Source” Provider for Asset Protection Solutions Worldwide. We believe we have the most comprehensive portfolio of proprietary and integrated asset protection solutions, including services, products and systems worldwide, which positions us to be the leading single source provider for a customer’s asset protection requirements. We offer an extensive portfolio of solutions that enables our customers to consolidate all their inspection requirements and the associated data storage and analytics on a single system that spans the customers’ entire enterprise.

•	Long-Standing Trusted Provider to a Diversified and Growing Customer Base. By providing critical and reliable NDT services, products and systems for more than 30 years and expanding our asset protection solutions, we have become a trusted partner to a large and growing customer base across numerous infrastructure-intensive industries globally. Our customers include some of the largest and most well-recognized firms in the oil and gas, chemicals, fossil and nuclear power, and aerospace and defense industries as well as the largest public authorities.

•	Repository of Customer-Specific Inspection Data. Our enterprise software solutions enable us to capture and warehouse our customers’ testing and inspection data in a centralized database. As a result, we have accumulated large amounts of proprietary process data and information that allows us to provide our customers with value-added services, such as benchmarking, reliability centered maintenance solutions including predictive maintenance, inspection scheduling, data analytics and regulatory compliance.

•	Proprietary Products, Software and Technology Packages. We have developed systems that have become the cornerstone of several high value-added unique NDT applications. These proprietary products allow us to efficiently and effectively provide highly valued solutions to our customers’ complex applications, resulting in a significant competitive advantage. In addition to the proprietary products and systems that we sell to customers on a stand-alone basis, we also develop a range of proprietary sensors, instruments, systems and software used exclusively by our Services segment.

•	Deep Domain Knowledge and Extensive Industry Experience. We are an industry leader in developing advanced asset protection solutions, including acoustic emission testing for non-intrusive on-line monitoring of storage tanks and pressure vessels, bridges and transformers, portable corrosion mapping, ultrasonic testing (“UT”) systems, on-line plant asset integrity management with sensor fusion, enterprise software solutions for plant-wide and fleet-wide inspection data archiving and management, advanced and thick composites inspection and ultrasonic phased array inspection of thick wall boilers.

•	Collaborating with Our Customers. Our asset protection solutions have historically been designed in response to our customers’ unique performance specifications and are supported by our proprietary technologies. Our sales and engineering teams work closely with our customers’ research and design staff during the design phase in order to incorporate our products into specified infrastructure projects, as well as with facilities maintenance personnel to ensure that we are able to provide the asset protection solutions necessary to meet these customers’ changing demands.

•	Experienced Management Team. Our management team has a track record of leadership in NDT, averaging over 20 years experience in the industry. These individuals also have extensive experience in growing businesses organically and in acquiring and integrating companies, which we believe is important to facilitate future growth in the fragmented asset protection industry. In addition, our senior managers are supported by highly experienced project managers who are responsible for delivering our solutions to customers.

Our growth strategy

Our growth strategy emphasizes the following key elements:

•	Continue to Develop Technology-Enabled Asset Protection Services, Products and Systems. We intend to maintain and enhance our technological leadership by continuing to invest in the internal development of new services, products and systems. Our highly trained team of Ph.D.’s, engineers and certified technicians has been instrumental in developing numerous significant asset protection standards, and we believe their knowledge base will enable us to innovate a wide range of new asset protection solutions more rapidly than our competition.

•	Increase Revenues from Our Existing Customers. Many of our customers are multinational corporations with asset protection requirements from multiple divisions at multiple locations across the globe. Currently, we believe that we capture a relatively small portion of their overall expenditures on these solutions. We believe our superior services, products and systems, combined with the trend of outsourcing asset protection solutions to a small number of trusted service providers, positions us to significantly expand both the number of divisions and locations that we serve as well as the types of solutions we provide.

•	Add New Customers in Existing Target Markets. Our current customer base represents a small fraction of the total number of companies in our target markets with asset protection requirements. Our scale, scope of products and services and expertise in creating technology-enabled solutions have allowed us to build a reputation for high quality and has increased customer awareness about us and our asset protection solutions. We intend to leverage our reputation and solutions offerings to win new customers within our existing target markets, especially as asset protection solutions are adopted internationally.

•	Expand Our Customer Base into New End Markets. We believe we have significant opportunities to rapidly expand our customer base in relatively new end markets, including the maritime shipping, wind turbine and other alternative energy and natural gas transportation industries and the market for public infrastructure, such as highways and bridges. The expansion of our addressable markets is being driven by the increased recognition and adoption of asset protection services, products and systems, and new NDT technologies enabling further applications in industries such as healthcare and compressed and liquefied natural gas transportation, and the aging of infrastructure, such as construction and loading cranes and ports, to the point where visual inspection has proven inadequate and new asset protection solutions are required. We expect to continue to expand our global sales organization, grow our inspection data management and data mining services and find new high-value applications, such as embedding our sensor technology in assembly lines for electronics and distributed sensor networks for aerospace applications.

•	Continue to Capitalize on Acquisitions. We intend to continue employing a disciplined acquisition strategy to broaden, complement and enhance our product and service offerings, add new customers and certified personnel, expand our sales channels, supplement our internal development efforts and accelerate our expected growth. We believe the market for asset protection solutions is highly fragmented with a large number of potential acquisition opportunities. We have a proven ability to integrate complementary businesses, as demonstrated by the success of our past acquisitions, which have often contributed entirely new products and services that have added significantly to our revenues and profitability. In addition, we have begun to offer and sell our advanced asset protection solutions to customers of companies we acquired that had previously relied on traditional NDT solutions. Importantly, we believe we have improved the operational performance and profitability of our acquired businesses by successfully integrating and selling a comprehensive suite of solutions to the customers of these acquired businesses.

Recent developments

On April 12, 2011, we reported revenues of $79.2 million in the third quarter of fiscal 2011, an increase of $14.9 million, or approximately 23%, compared to $64.4 million reported in the third quarter of fiscal 2010. Adjusted EBITDA increased approximately 61% to $10.5 million in the third quarter of fiscal 2011 compared to $6.5 million in the third quarter of fiscal 2010. Net income for the third quarter of fiscal 2011 tripled to $2.4 million, or $0.09 per diluted share, compared to $0.8 million, or $0.03 per diluted share, in the third quarter of fiscal 2010. For further information on our financial results for the quarterly period ended February 28, 2011, please see our Quarterly Report on Form 10-Q, which has been incorporated by reference in this prospectus supplement.

In March 2011, we acquired the assets of an asset protection business for approximately $16.3 million, comprised of $7.5 million in cash and subordinated notes payable of approximately $8.8 million, which are payable over five years. In addition to the cash and debt consideration, the agreement allows for contingent consideration to be earned based upon the acquired company reaching specific performance metrics over the next three years of operation.

The offering

Common stock offered by us	500,000 shares

Common stock offered by the selling stockholder	2,764,401 shares

Overallotment option	We have granted the underwriters an option to purchase up to 489,660 additional shares of our common stock to cover overallotments, if any. This option is exercisable, in whole or in part, for a period of 30 days from the date of this prospectus supplement.

Common stock to be outstanding after this offering(1)	27,177,066 shares

Use of proceeds	We intend to use the net proceeds that we receive from the sale of any securities by us covered by this prospectus for general corporate purposes, including the reduction of outstanding indebtedness, acquisitions, capital expenditures and working capital.

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder.

New York Stock Exchange Symbol	MG

Risk factors	Investing in our common stock involves risks. See “Risk factors” beginning on page S-11 of this prospectus supplement and on page 23 of the accompanying prospectus for a discussion of factors you should consider before investing in our common stock.

(1)	The number of shares of common stock to be outstanding immediately after this offering is based on 26,677,066 shares outstanding as of April 29, 2011 and excludes as of this date:

• approximately 2,867,000 shares of common stock issuable upon the exercise of stock options with a weighted-average exercise price of $12.27 per share;

• approximately 217,000 shares of common stock reserved for issuance upon vesting of restricted stock units; and

• approximately 1,997,000 shares of common stock reserved for future grants under our long-term incentive plans.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their overallotment option.

Summary historical consolidated financial data

The following table sets forth our summary historical consolidated financial information and other data. The historical statement of operations and cash flow data for fiscal 2010, 2009 and 2008 and the historical balance sheet data as of May 31, 2010, 2009 and 2008 are derived from, and should be read in conjunction with our audited consolidated financial statements and related notes. The historical statement of operations and cash flow data for the nine months ended February 28, 2011 and 2010 and the historical balance sheet data as of February 28, 2011 are derived from our unaudited consolidated financial statements. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

This information is only a summary. You should read this data in conjunction with our historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual report, quarterly reports and other information on file with the SEC that is incorporated by reference in this prospectus supplement and the accompanying prospectus. For more details on how you can obtain our SEC reports and other information, you should read the section of this prospectus supplement entitled “Available information and incorporation of certain information by reference.”

	Nine months ended
	February 28,		Fiscal years ended May 31,
(in thousands, except per share data)	2011	2010	2010	2009	2008

Statement of Operations Data
Revenues:
Services	$216,616	$176,484	$248,672	$190,637	$134,183
Products	19,844	15,860	23,456	18,496	18,085
Total revenues	236,460	192,344	272,128	209,133	152,268

Cost of Revenues:
Cost of services	147,754	120,516	169,591	123,336	83,623
Cost of goods sold	7,804	6,184	8,889	7,831	6,967
Depreciation of services	9,252	7,262	9,840	7,860	6,167
Depreciation of products	467	589	670	840	680

Total cost of revenues	165,277	134,551	188,990	139,867	97,437

Gross profit	71,183	57,793	83,138	69,266	54,831
Selling, general and administrative expenses	47,099	40,929	54,849	46,456	32,243
Research and engineering	1,638	1,518	2,402	1,949	1,654
Depreciation and amortization	3,889	3,558	4,673	3,936	4,576
Legal reserve	351	(297)	(297)	2,100	—
Acquisition related costs	—	—	614	—	—

Income from operations	18,206	12,085	20,897	14,825	16,358

	Nine months ended
	February 28,		Fiscal years ended May 31,
(in thousands, except per share data)	2011	2010	2010	2009	2008

Other expenses
Interest expense	1,957	2,825	3,531	4,614	3,531
Loss on extinguishment of long-term debt	—	387	387	—	—

Income before provision for income taxes and noncontrolling interest	16,249	8,873	16,979	10,211	12,827
Provision for income taxes	6,562	3,692	6,527	4,558	5,380

Net income	9,687	5,181	10,452	5,653	7,447
Net loss (income) attributable to noncontrolling interests, net of taxes	26	(30)	(23)	(187)	(8)

Net income attributable to Mistras Group, Inc.	9,713	5,151	10,429	5,466	7,439
Accretion of preferred stock	—	6,499	6,499	(27,114)	(32,872)

Net income attributable to common shareholders	$9,713	$11,650	$16,928	$(21,648)	$(25,433)

Earnings per common share:
Basic	$0.36	$0.58	$0.78	$(1.67)	$(1.96)
Diluted	$0.36	$0.21	$0.43	$(1.67)	$(1.96)
Weighted average common shares outstanding:
Basic	26,665	20,103	21,744	13,000	13,000
Diluted	26,824	24,511	24,430	13,000	13,000
Other Financial Data
Net cash provided by operating activities	$21,365	$12,351	$18,987	$12,661	$12,851
Net cash used in investing activities	(24,580)	(15,903)	(16,534)	(15,888)	(19,446)
Net cash provided by (used in) financing activities	(6,367)	11,565	8,083	4,912	6,320
EBITDA(1)	31,840	23,077	35,670	27,274	27,773
Adjusted EBITDA(1)	$34,871	$25,794	$39,464	$31,122	$28,091

	As of	As of May 31,
(in thousands)	February 28, 2011	2010	2009	2008

Balance Sheet Data
Cash and cash equivalents	$6,560	$16,037	$5,668	$3,555
Total assets	207,005	188,632	153,433	119,822
Total long-term debt, including current portion	14,562	11,994	66,251	48,270
Obligations under capital leases, including current portion	14,673	14,569	14,525	11,842
Convertible redeemable preferred stock	—	—	90,983	63,869
Total Mistras Group, Inc. stockholders’ equity (deficit)	$143,589	$130,286	$(47,912)	$(24,475)

(1)	The following table provides a reconciliation of net income attributable to Mistras Group, Inc. to EBITDA and adjusted EBITDA:

	Nine months ended February 28,		Fiscal years ended May 31,
(in thousands)	2011	2010	2010	2009	2008

Net income attributable to Mistras Group, Inc.	$9,713	$5,151	$10,429	$5,466	$7,439
Interest expense	1,957	2,825	3,531	4,614	3,531
Provision for income taxes	6,562	3,692	6,527	4,558	5,380
Depreciation and amortization	13,608	11,409	15,183	12,636	11,423

EBITDA	$31,840	$23,077	$35,670	$27,274	$27,773
Legal settlement	351	(297)	(297)	2,100	—
Large customer bankruptcy	—	767	395	1,556	—
Stock compensation expense	2,680	1,860	2,695	192	318
Acquisition related costs	—	—	614	—	—
Loss on extinguishment of debt	—	387	387	—	—

Adjusted EBITDA	$34,871	$25,794	$39,464	$31,122	$28,091

EBITDA and Adjusted EBITDA are performance measures used by management that are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). EBITDA is defined as net income attributable to Mistras Group, Inc. plus: interest expense, provision for income taxes and depreciation and amortization. Adjusted EBITDA is defined as net income attributable to Mistras Group, Inc. plus: interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense, and, if applicable, certain acquisition related costs and certain one-time or non-recurring items (which items, if any, are set forth in the reconciliation table above).

Our management uses Adjusted EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations. Adjusted EBITDA is also used as a performance evaluation metric off which to base executive and employee incentive compensation programs.

We believe investors and other users of our financial statements benefit from the presentation of Adjusted EBITDA in evaluating our operating performance because it provides an additional tool to compare our operating performance on a consistent basis and measure underlying trends and results in our business. Adjusted EBITDA removes the impact of certain items that management believes do not directly reflect our core operations. For instance, Adjusted EBITDA generally excludes interest expense, taxes and depreciation and amortization, each of which can vary substantially from company to company depending upon accounting methods and the book value and age of assets, capital structure, capital investment cycles and the method by which assets were acquired. It also eliminates stock-based compensation, which is a non-cash expense and is excluded by management when evaluating the underlying performance of our business operations.

While Adjusted EBITDA is a term and financial measurement commonly used by investors and securities analysts, it has limitations. As a non-GAAP measurement, Adjusted EBITDA has no standard meaning and, therefore, may not be comparable with similar measurements for other companies. Adjusted EBITDA is generally limited as an analytical tool because it excludes charges and expenses we do incur as part of our operations. For example, Adjusted EBITDA excludes income taxes, but we generally incur significant U.S. federal, state and foreign income taxes each year and the provision for income taxes is a necessary cost. Adjusted EBITDA should not be considered in isolation or as a substitute for analyzing our results as reported under U.S. generally accepted accounting principles.

Risk factors

Before investing in our common stock, you should consider carefully all of the information about risks included in “Item 1A. Risk Factors” of our 2010 Annual Report on Form 10-K, the “Risk factors” section on page 23 of the accompanying prospectus, as well as the other documents incorporated by reference, together with the other information contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us. If any of the risks actually were to occur, our business, financial condition, results of operations, cash flow and future prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks relating to this offering

Future equity issuances or a sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

We are not restricted from issuing additional shares of our common stock or securities convertible into or exchangeable for our common stock except as described under “Underwriting”. Because we may need to raise additional capital in the future to continue to expand our business and our research and development activities, among other things, we may conduct additional equity offerings. If we or our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of options) in the public market, the market price of our common stock could fall. A decline in the market price of our common stock could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

The market price of our common stock may be volatile or may decline.

The market price of our common stock has historically experienced and continues to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition to factors that could affect the stock markets generally, any of the following factors could affect the price of our common stock:

•	our operating and financial performance and prospects;

•	loss of or reduction in business with a significant customer;

•	an accident or incident involving our asset protection solutions;

•	our current dependence on customers in the oil and gas industry;

•	our ability to attract and retain trained engineers, scientists and other highly skilled workers as well as members of senior management;

•	strengths and actions of our competitors;

•	the timing, size and integration success of potential future acquisitions;

•	catastrophic events that cause disruptions to our business or the business of our customers;

•	governmental regulations and environmental risks;

•	continuing uncertain market, political and economic conditions;

•	our failure to meet financial analysts’ performance expectations;

•	changes in recommendations by financial analysts;

•	changes in market valuations of other companies in our industry; and

•	sales of our common stock by us or other shareholders, or the perception that such sales may occur.

Many of the risks described herein and elsewhere in “Risk Factors” in the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement also could materially and adversely affect our share price.

If securities or industry analysts do not publish research or reports about our business or if they issue an adverse or misleading opinion or report, our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We have not determined any specific use for a significant portion of the proceeds from this offering and we may use the proceeds in ways with which you may not agree.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that may not improve our financial condition and results of operations or increase our stock price. See “Use of proceeds.”

We are able to issue shares of preferred stock with greater rights than our common stock.

Our certificate of incorporation authorizes our Board of Directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights or voting rights. If we issue preferred stock, it may adversely affect the market price of our common stock.

A significant stockholder controls the direction of our business. The concentrated ownership of our common stock may prevent you and other stockholders from influencing significant corporate decisions.

As of April 1, 2011, Dr. Sotirios J. Vahaviolos, our Chairman, President and Chief Executive Officer, owns approximately 43% of our outstanding common stock. As a result, Dr. Vahaviolos effectively controls our company and has the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors, amendments to our certificate of incorporation, and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of ownership could be disadvantageous to other stockholders with differing interests from Dr. Vahaviolos.

Use of proceeds

We estimate that the net proceeds from the sale of the 500,000 shares of common stock that we are offering will be approximately $7.3 million, or approximately $14.7 million if the underwriters exercise in full their option to purchase 489,660 additional shares of common stock, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds to us from the sale of the common stock offered by this prospectus supplement and the accompanying prospectus for general corporate purposes, including any one or more of the reduction of outstanding indebtedness, acquisitions, capital expenditures and working capital. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment grade, interest-bearing instruments.

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder.

Capitalization

The following table sets forth our cash, cash equivalents and capitalization as of February 28, 2011, assuming no exercise of the underwriters’ over-allotment option:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale by us of 500,000 shares of our common stock in this offering at the public offering price of $16.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of February 28, 2011
	Actual	As Adjusted
(in thousands, except per share data)	(unaudited)

Cash and cash equivalents	$6,560	$13,811

Long-term debt, including current portion	$14,562	$14,562
Obligations under capital leases, including current portion	14,673	14,673

Total debt	29,235	29,235

Preferred stock, 10,000,000 shares authorized	—	—
Equity
Common stock, par value $0.01 per share; 200,000,000 shares authorized; 26,670,181 shares issued and outstanding, actual; 27,170,181 shares issued and outstanding, as adjusted	267 (1)	272
Additional paid-in capital	164,764	172,010
Accumulated deficit	(20,735)	(20,735)
Accumulated other comprehensive loss	(707)	(707)

Total Mistras Group, Inc. stockholders’ equity	143,589	150,840
Noncontrolling interest	364	364

Total equity	143,953	151,204

Total capitalization	$173,188	$180,439

(1)	The number of shares shown as issued and outstanding in the table above excludes, as of February 28, 2011:

• approximately 2,878,000 shares of common stock issuable upon the exercise of stock options outstanding with a weighted-average exercise price of $12.26 per share;

• approximately 217,000 shares of common stock reserved for issuance upon vesting of restricted stock units; and

• approximately 1,998,000 shares of common stock reserved for future grants under our long-term incentive plans.

Market price of common stock and
dividend policy and history

Our common stock is listed on the New York Stock Exchange under the symbol “MG.” As of May 5, 2011, there were 26,677,066 shares of our common stock outstanding, and there were 20 holders of record. On May 5, 2011 the last reported sale price of our common stock on the New York Stock Exchange was $16.00 per share.

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported on the New York Stock Exchange. Trading of our common stock commenced on October 9, 2010, the first trading day after our initial public offering.

	Price range
	High		Low

Fiscal 2010
Quarter ended August 31, 2009	$	n/a	$	n/a
Quarter ended November 30, 2009		14.00		11.15
Quarter ended February 28, 2010		15.29		11.67
Quarter ended May 31, 2010		13.51		9.75
Fiscal 2011
Quarter ended August 31, 2010		$12.20		$9.02
Quarter ended November 30, 2010		12.29		10.64
Quarter ended February 28, 2011		15.80		11.78
Quarter ended May 31, 2011 (through May 5, 2011),		18.46		14.48

No cash dividends have been paid on our common stock to date. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Additionally, the terms of our current credit agreement with Bank of America, N.A., JPMorgan Chase Bank, N.A., TD Bank, N.A. and Capital One, N.A, preclude us, and the terms of any future debt or credit facility may also preclude us, from paying cash dividends.

Material U.S. federal income tax consequences for non-U.S. holders of our common stock

Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

The following discussion is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.” As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•	a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of each partner generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships acquiring our common stock, and partners in such partnerships, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, persons who hold or receive common stock as compensation and persons subject to the alternative minimum tax). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), applicable final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (IRS) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of owning and disposing of our common stock.

U.S. trade or business income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. Any U.S. trade or business income received by a corporate Non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or, if the Non-U.S. Holder is eligible, at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock), and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS on a timely basis. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined and discussed above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of our common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined and discussed above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market, within the meaning of the applicable Treasury regulations. We are not currently a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded on an established securities market, when a Non-U.S. Holder sells its shares of our common stock.

Federal estate tax

If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker is one that will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

Recently enacted legislation relating to foreign owners

Legislation enacted in 2010 will impose a 30% withholding tax, beginning with payments made after December 31, 2012, on dividends paid on our common stock and the gross proceeds of a disposition of our common stock paid to: (i) a “foreign financial institution” (as defined in the legislation) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that have any substantial U.S. owners) and satisfies other requirements; and (ii) a foreign entity that is not a financial institution unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity satisfies other specified requirements. Non-U.S. Holders should consult their own tax advisors regarding the application of this legislation to them.

Selling stockholder

The table below presents information regarding the selling stockholder and the shares that the selling stockholder is offering under this prospectus supplement. Unless otherwise indicated, beneficial ownership is calculated based on 26,677,066 shares of our common stock outstanding as of May 5, 2011. The number of shares in the column “Shares of Common Stock Offered by this Prospectus Supplement” represents all of the shares that the selling stockholder is offering under this prospectus supplement. The column “Shares of Common Stock Beneficially Owned after Completion of this Offering” reflects the beneficial ownership of the selling stockholder after giving effect to this offering.

The selling stockholder, an entity affiliated with private equity firm Thayer | Hidden Creek Partners, originally acquired the shares of our common stock included in this prospectus through a series of private placements of our convertible preferred stock prior to our initial public offering in October 2009. The preferred shares were converted into shares of our common stock in connection with our initial public offering. In connection with a private placement we completed in October 2005, we entered into an amended and restated registration rights agreement with our preferred stockholders, including the selling stockholder. This agreement granted these stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of the preferred stock held by them. For more information regarding this agreement, please refer to the section titled “Description of Capital Stock—Registration Rights” beginning on page 30 of the accompanying prospectus.

	Shares of		Shares of common		Percentage of
	common stock	Shares of common	stock beneficially	Percentage of	common stock
	beneficially owned	stock offered by this	owned after	common stock owned	owned upon
	prior to the	prospectus	completion of	prior to completion	completion of
Name of selling stockholder	offering(1)	supplement(1)	this offering	of this offering	this offering

TC NDT Holdings, L.L.C.(1)	2,764,401	2,764,401	—	10.3%	—%

(1)	The address of the selling stockholder is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004. Daniel M. Dickinson and James J. Forese, each a member of our board of directors, share voting and dispositive power over the shares held by TC NDT Holdings, L.L.C. with five other members of an investment committee. Messrs. Dickinson and Forese disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The selling stockholder is neither a broker-dealer nor an affiliate of a broker-dealer.

Underwriting

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions of an underwriting agreement dated May 5, 2011, we and the selling stockholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Name	Number of shares

J.P. Morgan Securities LLC	1,468,981
Merrill Lynch, Pierce, Fenner & Smith Incorporated	979,320
Robert W. Baird & Co. Incorporated	359,084
Stephens Inc.	293,796
KeyBanc Capital Markets Inc.	163,220

Total	3,264,401

The underwriters are committed to purchase all the shares of common stock in the offering if they purchase any shares, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or under certain circumstances the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.4800 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 489,660 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholder per share of common stock. The underwriting fee is $0.80 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With
	over-allotment	over-allotment
	exercise	exercise

Per share by us	$0.80	$0.80
Total by us	$400,000	$791,728
Per share by selling stockholder	$0.80	$0.80
Total by selling stockholder	$2,211,521	$2,211,521

We estimate that our total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $0.3 million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated waive, in writing, such an extension.

The officers and directors and the selling stockholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated waive, in writing, such an extension

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the New York Stock Exchange under the symbol “MG.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us and the selling stockholder that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the New York Stock Exchange prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the New York Stock Exchange no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by us, the selling stockholder or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, our representatives and our affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our shares of common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (öffentliches Angebot) within the meaning of the Act with respect to any of our shares of common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and the selling stockholder and their respective affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and the selling stockholder and such affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. In particular, JPMorgan Chase Bank, N.A, an affiliate of J.P. Morgan Securities LLC, is a lender and co-lead arranger under our credit agreement. Bank of America, N.A. is the administrative agent and a lender under our credit agreement. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the co-lead arranger for our credit agreement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. Certain other legal matters will be passed upon for us and the selling stockholder by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

Experts

The financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the fiscal year ended May 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Available information and incorporation of information
by reference

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at Station Place, 100 F. Street, N.E., Washington, D.C. 20549. You may also receive copies of the documents, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room in Washington, D.C. and other locations. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from commercial document retrieval services, at our website (www.mistrasgroup.com) and at the SEC’s website (www.sec.gov). Information on our website is not incorporated into this prospectus supplement or our other SEC filings and is not a part of this prospectus supplement or those other filings.

Upon written or oral request, we will provide you without charge, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents. Please send requests to Mistras Group, Inc., Attention: Investor Relations, 195 Clarksville Road, Princeton Junction, New Jersey 08550, or call (609) 716-4000.

The SEC and applicable law permits us to “incorporate by reference” into this prospectus information that we have or may in the future file with or furnish to the SEC. This means that we can disclose important information by referring you to those documents. You should read carefully the information incorporated herein by reference because it is an important part of this prospectus. We hereby incorporate by reference the following documents into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended May 31, 2010, filed with the SEC on August 17, 2010 (including information specifically incorporated by reference therein from our definitive proxy statement on Schedule 14A filed with the SEC on September 16, 2010);

•	our Quarterly Reports on Form 10-Q for the quarters ended August 31, 2010, November 30, 2010, and February 28, 2011 filed with the Commission on October 14, 2010, January 13, 2011, and April 14, 2011, respectively;

•	our Current Reports on Form 8-K filed on October 18, 2010, February 14, 2011 and February 16, 2011; and

•	the description of our capital stock contained in our registration statement on Form 8-A (File No. 001-34481) filed with the Commission on October 5, 2009, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

Additionally, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and before the termination or completion of this offering shall be deemed to be incorporated by reference into this prospectus from the respective dates of filing of such documents. Any information that we subsequently file with the SEC that is incorporated by reference as described above will automatically update and supersede any previous information that is part of this prospectus.

We are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we file with the SEC, unless otherwise specified in such report.

Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement.

Prospectus

$80,000,000

Common Stock
Preferred Stock
Debt Securities
Warrants
Units

2,764,401
Shares of Common Stock
Offered by the Selling Stockholder

From time to time, we may offer and sell up to $80,000,000 of our debt securities; common stock; preferred stock; or warrants to purchase debt securities, common stock or preferred stock or any combination of these securities; and units consisting of debt securities, common stock, preferred stock or warrants or any combination of these securities, in one or more transactions. We may also offer common stock or preferred stock upon conversion of debt securities; and common stock upon conversion of preferred stock.

In addition, the selling stockholder, as described in this prospectus, may offer and resell up to a total of 2,764,401 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

This prospectus describes some of the general terms that may apply to these securities. We will provide specific terms of these offerings and securities in one or more supplements to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement, and any documents incorporated by reference, may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement, any documents incorporated by reference and any related free writing prospectus carefully before buying any of the securities being offered.

These securities may be offered and sold in the same offering or in separate offerings, to or through underwriters, dealers, and agents, or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our securities, their compensation and any over-allotment options held by them will be described in the applicable prospectus supplement. For a more complete description of the plan of distribution of these securities, see the section entitled “Plan of Distribution” beginning on page 48 of this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “MG.” On April 13, 2011, the last reported sale price of our common stock on the New York Stock Exchange was $17.08.

You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page 23 of this prospectus and contained in the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 22, 2011.

You should read this prospectus and the information incorporated by reference carefully before you invest. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Certain Documents by Reference” on page 52 of this prospectus. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

The information appearing in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document. Any information we incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process or continuous offering process, which allows us to offer and sell any combination of the securities described in this prospectus in one or more offerings and also allows the selling stockholder to offer and sell shares of our common stock in one or more offerings. Using this prospectus, we may offer up to a total dollar amount of $80,000,000 of these securities and the selling stockholder may offer to sell up 2,764,401 shares of our common stock.

This prospectus provides you with a general description of the securities we or the selling stockholder may offer. Each time we or the selling stockholder offer to sell securities pursuant to this registration statement and the prospectus contained herein, we will provide a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include additional risk factors about us and the terms of that particular offering. Prospectus supplements may also add to, update or change the information contained in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in such prospectus supplement. In addition, as we describe in the section entitled “Incorporation of Certain Documents by Reference,” we have filed and plan to continue to file other documents with the SEC that contain information about us and the business conducted by us and our subsidiaries. Before you decide whether to invest in any of these securities, you should read this prospectus, any applicable prospectus supplement that further describes the offering of these securities and the information we file with the SEC.

ii

Forward-looking statements

This prospectus, any prospectus supplement and any documents we incorporate by reference herein or therein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Forward-looking statements reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, our competitive position and the effects of competition, the projected growth of the industries in which we operate, the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of management’s goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “appears,” “projects” and similar expressions, as well as statements in the future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.

We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk factors” and elsewhere in this prospectus or any documents we incorporate by reference herein or therein. These cautionary statements qualify all forward-looking statements attributed to us or persons acting on our behalf. When we indicate that an event, condition or circumstance could or would have an adverse effect on us, we mean to include effects upon our business, financial and other condition, results of operations, prospects and ability to service our debt. Additional risks and uncertainties not currently known to us or that we currently deemed to be immaterial also may materially adversely affect our business, financial position and results of operations or cash flows.

Risks and uncertainties that could cause actual results to vary materially from those anticipated in the forward-looking statements included in this prospectus include general economic conditions in the markets in which we operate and industry-related factors such as:

•	loss of or reduction in business with a significant customer;

•	an accident or incident involving our asset protection solutions;

•	our current dependence on customers in the oil and gas industry;

•	our ability to attract and retain trained engineers, scientists and other highly skilled workers as well as members of senior management;

•	strengths and actions of our competitors;

•	the timing, size and integration success of potential future acquisitions;

•	catastrophic events that cause disruptions to our business or the business of our customers; and

•	the continuing uncertain economic environment.

iii

The company

This summary description about us and our business highlights information contained elsewhere in this prospectus or incorporated in this prospectus by reference. This summary does not contain all of the information you should consider before buying securities in an offering. You should carefully read this entire prospectus and any applicable prospectus supplement, including each of the documents incorporated herein or therein by reference, before making an investment decision. In this prospectus, our fiscal years, which end on May 31, are identified according to the calendar year in which they end (e.g., the fiscal year ended May 31, 2010 is referred to as “fiscal 2010”), and unless otherwise specified or the context otherwise requires, “Mistras,” “we,” “us” and “our” refer to Mistras Group, Inc. and its consolidated subsidiaries and their predecessors.

Corporate information

We were founded by former AT&T Bell Laboratories researchers in 1978 and operated as Physical Acoustics Corporation until December 1994, when we reorganized and began operating as Mistras Holdings Corp., a Delaware corporation. In February 2007, we changed our name to Mistras Group, Inc. We completed our initial public offering in October 2009 and listed our common stock on the New York Stock Exchange. Our principal executive offices are located at 195 Clarksville Road, Princeton Junction, NJ 08550, and our telephone number at that address is (609) 716-4000. Our website is located at www.mistrasgroup.com.

Our business

We are a “one source” leading global provider of technology-enabled asset protection solutions used to evaluate the structural integrity of critical energy, industrial and public infrastructure. We combine industry-leading products and technologies, expertise in mechanical integrity (MI) and non-destructive testing (NDT) services and proprietary data analysis and enterprise warehousing software to deliver a comprehensive portfolio of customized solutions, ranging from routine inspections to complex, plant-wide asset integrity management and assessments. These mission critical solutions enhance our customers’ ability to comply with governmental safety and environmental regulations, extend the useful life of their assets, increase productivity, minimize repair costs, manage risk and avoid catastrophic disasters. Given the role our services play in ensuring the safe and efficient operation of infrastructure, we have historically provided a majority of our services to our customers on a regular, recurring basis. We serve a global customer base of companies with asset-intensive infrastructure, including companies in the oil and gas (downstream, midstream & upstream), fossil and nuclear power, alternative energy, public infrastructure, chemicals, aerospace and defense, transportation, primary metals and metalworking, pharmaceutical/biotechnology, food processing industries and research and engineering institutions. As of April 1, 2011, we had approximately 2,700 employees, including 32 Ph.D.’s and approximately 100 other degreed engineers and highly-skilled, certified technicians, in 78 offices across 15 countries. We have established long-term relationships as a critical solutions provider to many of the leading companies in our target markets. The following chart represents the percentage of consolidated revenues we generated from our various markets for the first nine months of fiscal 2011.

Mistras revenues by end market for the nine months ended February 28, 2011

Our asset protection solutions continuously evolve over time as we combine the disciplines of NDT, MI services and data analysis and data warehousing software to provide value to our customers. The foundation of our business is NDT, which is the examination of assets without impacting current and future usefulness or impairing the integrity of these assets. The ability to inspect infrastructure assets and not interfere with their operating performance makes NDT a highly attractive alternative to many traditional intrusive inspection techniques, which may require dismantling equipment or shutting down a plant, mill or site. Our MI services are a systematic engineering-based approach to developing best practices for ensuring the on-going integrity and safety of equipment and industrial facilities. MI services involve conducting an inventory of infrastructure assets, developing and implementing inspection and maintenance procedures, training personnel in executing these procedures and managing inspections, testing and assessments of customer assets. By assisting customers in implementing MI programs we enable them to identify gaps between existing and desired practices, find and track deficiencies and degradations to be corrected and establish quality assurance standards for fabrication, engineering and installation of infrastructure assets. We believe our MI services improve plant safety and reliability and regulatory compliance, and in so doing reduce maintenance costs. Our solutions also incorporate comprehensive data analysis from our proprietary asset protection software to provide customers with detailed, integrated and cost-effective solutions that rate the risks of alternative maintenance approaches and recommend actions in accordance with consensus industry codes and standards and help to establish and support key performance indicators (KPI’s) to ensure continued safe and economic operations.

We differentiate ourselves by delivering these solutions under our “One Source” umbrella utilizing a proven systematic method that creates a closed loop life cycle for addressing continuous asset protection and improvement. As a global asset protection leader, we provide a comprehensive range of solutions that includes:

•	traditional outsourced NDT services conducted by our technicians, mechanical integrity assessments, above-ground storage tank inspection and American Petroleum Institute (“API”) visual inspections and predictive maintenance (“PDM”) program development;

•	advanced asset protection solutions, in most cases involving proprietary acoustic emission (“AE”), digital radiography, infrared, wireless and/or automated ultrasonic sensors, which are operated by our highly trained technicians;

•	a proprietary and customized portfolio of software products for testing and analyzing data captured in real-time by our technicians and sensors, including advanced features such as pattern recognition and neural networks;

•	enterprise software and relational databases to store and analyze inspection data comparing to prior operations and testing of similar assets, industrial standards and specific risk conditions, such as use with highly flammable or corrosive materials, and developing asset integrity management plans based on risk-based inspection that specify an optimal schedule for the testing, maintenance and retirement of assets; and

•	on-line monitoring systems that provide for secure web-based remote or on-site asset inspection, real-time reports and analysis of plant or enterprise-wide structural integrity data, comparison of integrity data to our library of historical inspection data and analysis to better assess structural integrity and provide alerts for and prioritize future inspections and maintenance.

We offer our customers a customized package of services, products and systems or our enterprise software and other niche high-value products on a stand-alone basis. For example, customers can purchase most of our sensors and accompanying software to integrate with their own systems, or they can purchase a complete turn-key solution, including our installation, monitoring and assessment services. Importantly, however, we do not sell certain of our advanced and proprietary software and other products as stand-alone offerings; instead, we embed them in our comprehensive service offerings to protect our investment in intellectual property while providing an added value which generates a substantial source of recurring revenues.

Asset protection industry overview

Asset protection is a large and rapidly growing industry that consists of NDT inspection, MI services and inspection data warehousing and analysis. NDT plays a crucial role in assuring the operational and structural integrity of critical infrastructure without compromising the usefulness of the tested materials or equipment. The evolution of NDT services, in combination with broader industry trends, including increased asset utilization and aging of infrastructure, the desire by companies to extend the useful life of their existing infrastructure, new construction projects, enhanced government regulation and the shortage of certified NDT professionals have made NDT an integral and increasingly outsourced part of many asset-intensive industries. Well-publicized industrial and public infrastructure failures and accidents such as the Deepwater Horizon oil spill in the Gulf of Mexico and the I-35W Mississippi River bridge collapse in Minnesota have raised the level of safety awareness of regulators, and owners and operators are recognizing the benefits that asset protection solutions can provide.

Historically, NDT solutions predominantly used qualitative testing methods aimed primarily at detecting defects in the tested materials. This methodology, which we categorize as “traditional NDT,” is typically labor intensive and, as a result, considerably dependent upon the availability and skill level of the certified technicians, engineers and scientists performing the inspection services. The traditional NDT market is highly fragmented, with a significant number of small vendors providing inspection services to divisions of companies or local governments situated in close proximity to the vendor’s field inspection engineers and scientists. Today, we believe that customers are increasingly looking for a single vendor capable of providing a wider spectrum of asset protection solutions for their global infrastructure that we call “one-source”. This shift in underlying demand, which began in the early 1990s, has contributed to a transition from traditional NDT solutions to more advanced solutions that employ automated digital sensor technologies and accompanying enterprise software, allowing for the effective capture, storage, analysis and reporting of inspection and engineering results electronically and in digital formats. These advanced techniques, taken together with advances in wired and wireless communication and information technologies, have further enabled the development of remote monitoring systems, asset-management and predictive maintenance capabilities and other data analytics and management. We believe that as advanced asset protection solutions continue to gain acceptance among asset-intensive organizations, only those vendors offering broad, complete and integrated solutions, scalable operations and a global footprint will have a distinct competitive advantage. Moreover, we believe that vendors that are able to effectively deliver both advanced solutions and data analytics, by virtue of their ownership of customers’ data, develop a significant barrier to entry for competitors, and so develop the capability to create significant recurring revenues.

We believe the following represent key dynamics driving the growth of the asset protection industry:

•	Extending the Useful Life of Aging Infrastructure. The prohibitive cost and challenge of building new infrastructure has resulted in the significant aging of existing infrastructure and caused companies to seek ways to extend the useful life of existing assets. For example, due to the significant cost associated with constructing new refineries, stringent environmental regulations which have increased the costs of managing them and difficulty in finding suitable locations on which to build them, no new refineries have been constructed in the United States since 1976. Another example is in the area of power transmission and distribution. The Smart Grid initiative in the United States is causing increased loading on aging transformers that are more than 30 years old in most cases. The need to test and monitor these units to ensure their reliability until replacement is instrumental in support of a reliable Smart Grid network. Because aging infrastructure requires relatively higher levels of maintenance and repair in comparison to new infrastructure, as well as more frequent, extensive and ongoing testing, companies and public authorities are increasing spending to ensure the operational and structural integrity of existing infrastructure.

•	Outsourcing of Non-Core Activities and Technical Resource Constraints. While many of our customers have historically performed NDT services in-house, the increasing sophistication and automation of NDT programs, together with a decreasing supply of skilled professionals and stricter governmental regulations, has led many companies and public authorities to outsource NDT to providers that have the necessary technical product portfolio, engineering expertise, technical workforce and proven track record of results-oriented performance to effectively meet their increasing requirements.

•	Increasing Asset and Capacity Utilization. Due to high energy prices, high repair and replacement costs and the limited construction of new infrastructure, existing infrastructure in some of our target markets is being used at higher capacities, causing increased stress and fatigue that accelerate deterioration. These higher prices and costs also motivate our customers to complete repairs, maintenance, replacements and upgrades more quickly. For example, increasing demand for refined petroleum products, combined with high plant utilization rates, is driving refineries to upgrade facilities to make them more efficient and expand capacity. In order to sustain high capacity utilization rates, customers are increasingly using asset protection solutions to efficiently ensure the integrity and safety of their assets. Implementation of asset protection solutions can also lead to increased productivity as a result of reduced maintenance-related downtime.

•	Increasing Corrosion from Low-Quality Inputs. High commodities prices and increasing energy demands have led to the use of lower grade raw materials and feedstocks, such as low-grade coal or petroleum, used in refinery and power generation processes. These lower grade raw materials and feedstocks, especially in the case of the refining process, can rapidly corrode the infrastructure they come into contact with, which in turn increases the need for asset protection solutions to identify such corrosion and enable infrastructure owners to proactively combat the problems caused by such corrosion.

•	Increasing Use of Advanced Materials. Customers in our target markets are increasingly utilizing advanced materials, such as composites, and other unique technologies in the manufacturing and construction of new infrastructure and aerospace applications. As a result, they require advanced testing, assessment and maintenance technologies to inspect and to protect these assets, since many of these advanced materials cannot be tested using traditional NDT techniques. We believe that demand for NDT solutions will increase as companies and public authorities continue to use these advanced materials, not only during the operating phase of the lifecycle of their assets, but also during the design, manufacturing and quality control phases and integrating and embedding sensors directly into the end product in support of total life cycle asset management.

•	Meeting Safety Regulations. Owners and operators of infrastructure assets increasingly face strict government regulations and safety requirements. Failure to meet these standards can result in significant financial liabilities, increased scrutiny by OSHA and other regulators, higher insurance premiums and tarnished corporate brand value. There have been several industrial accidents, including explosions and fires, in recent years. These accidents created significant damage to the reputation of refineries and coupled with concern by owners, led OSHA to strengthen process safety enforcement standards with the implementation of the National Emphasis Program (NEP) that also extends to chemical plants for compliance with Process Safety Management Regulation 29 CFR 1919.119. As a result, these owners and operators are seeking highly reliable asset protection suppliers with a proven track record of providing asset protection services, products and systems to assist them in meeting these increasingly stringent regulations.

•	Expanding Addressable End-Markets. Advances in NDT sensor technology and asset protection software systems, and the continued emergence of new technologies, are creating increased demand for asset protection solutions in applications where existing techniques were previously ineffective. Further, we expect increased demand in relatively new markets, such as the pharmaceutical and food processing industries, where infrastructure is only now aging to a point where significant maintenance is required.

•	Expanding Addressable Geographies. We believe that a substantial driver of incremental demand will come from international markets, including Asia, Europe and Latin America. Specifically, as companies and governments in these markets build and maintain infrastructure and applications that require the use of asset protection solutions, we believe demand for our solutions will increase.

We believe that the market available to us will continue to grow rapidly as a result of macro-market trends, including aging infrastructure, use of more advanced materials, such as composites, and the increasing outsourcing of asset protection solutions by companies who historically performed these services using internal resources.

Our target markets

We focus our sales, marketing and product development efforts on a range of infrastructure-intensive industries and governmental authorities. With our portfolio of asset protection services, products and systems, we can effectively serve our customer base throughout the lifecycle of their assets, beginning at the design stage, through the construction and maintenance phase and, as necessary, through the decommissioning of their infrastructure. In general, our largest market in broad terms is energy related infrastructure.

The rapid increase in world energy prices from 2003 to 2008, combined with concerns about the environmental consequences of greenhouse gas emissions, has led to renewed interest in alternatives to fossil fuels—particularly, nuclear power and renewable resources. As a result, long-term prospects continue to improve for generation from both nuclear and renewable energy sources—supported by government incentives and by higher fossil fuel prices. While the problems in Japan’s Fukushima-1 nuclear plant stemming from the March 11, 2011 earthquake and tsunami have heightened scrutiny about the safety of nuclear energy, the U.S. and other countries do not appear to be halting construction of new facilities.

Electricity from coal-fired generation is also expected to increase, making coal the second fastest-growing source for electricity generation. The outlook for coal could be altered substantially, however, by any future legislation that would reduce or limit the growth of greenhouse gas emissions.

Oil and gas

Liquids including oil and gas remain the world’s largest energy source given their importance in the transportation and industrial end-use sectors. World crude oil and liquid fuels consumption grew by an estimated 2.4 million barrels per day in 2010 to 86.7 million barrels per day, the second largest annual increase in at least 30 years. This growth more than offset the reductions in demand during the prior two years and surpassed the 2007 consumption level of 86.3 million barrels per day. The United States Energy Information Administration (EIA) expects that world liquid fuels consumption will grow by 1.5 million barrels per day in 2011 and by an additional 1.7 million barrels per day in 2012. Countries outside of the Organization for Economic Cooperation and Development (OECD) will make up almost all of the growth in consumption over the next 2 years, with the largest demand increases coming from China, Brazil, and the Middle East. The EIA expects that, among the OECD regions, North America will show growth in oil consumption over the next two years, offsetting declines in OECD Europe and Asia.

According to the EIA, in 2009 coal, oil and gas still supplied approximately 80% of the global primary energy demand. A recent report published by the National Petroleum Council (NPC) in the United States predicted a 50-60% growth in total global demand for energy by 2030. Because oil, gas, and coal will continue to be the primary energy sources during this time, the energy industry will have to continue increasing the supply of these fuels to meet this increasing demand. In addition, there were approximately 700 crude oil refineries in the world, with 148 refineries operating in the United States. High energy prices are driving consistently high utilization rates at these facilities. With aging infrastructure and growing capacity constraints, asset protection continues to grow as an indispensable tool in maintenance planning, quality control and prevention of catastrophic failure in refineries and petrochemical plants. Recent high oil and fossil fuel input prices have placed additional pressure on industry participants to increase capacity, focus on production efficiency and cost reductions and shorten shut-down time or “turnarounds.” Asset protection solutions are used for both off-stream inspections, or inspection when the tested infrastructure is shut-down, and increasingly, on-stream inspections, or inspection when the tested infrastructure is operating at normal levels. While we expect off-stream inspection of vessels and piping during a plant shut-down or turnaround to remain a routine practice by companies in these industries, we expect the areas of greatest future growth to occur as a result of on-stream inspections and monitoring of facilities, such as offshore platforms, transport systems and oil and gas transmission lines, because of the substantial opportunity costs of shutting them down. On-stream inspection enables companies to avoid the costs associated with shutdowns during testing while enabling the economic and safety advantages of advanced planning or predictive maintenance.

Traditional power generation and transmission

Asset protection in the power industry has traditionally been associated with the inspection of high-energy, critical steam piping, boilers, rotating equipment, utility aerial man-lift devices, large transformer testing and various other applications for nuclear and fossil-fuel based power plants. We believe that in recent years the use of asset protection solutions have grown rapidly in this industry due to the aging of critical power generation and transmission infrastructure. For instance, the average age of a nuclear power plant in the United States is over 30 years. Furthermore, global demand for power generation and transmission has grown rapidly and is expected to continue, primarily as a result of the energy needs of emerging economies such as China and India. The areas of traditional power generation and transmission that we focus our efforts on are nuclear, fossil and wind.

Other process industries

The process industries, or industries in which raw materials are treated or prepared in a series of stages, include chemicals, pharmaceuticals, food processing and paper and pulp. Three process industries that we focus our efforts on are chemical, pharmaceuticals and food processing. As with oil and gas processing facilities, chemical processing facilities require significant spending on maintenance and monitoring. Given their aging infrastructure, growing capacity constraints and increasing capital costs, we believe asset protection solutions continue to grow in importance in maintenance planning, quality and cost control and prevention of catastrophic failure in the chemicals industry. Although the pharmaceuticals and food processing industries have historically not employed asset protection solutions as much as other industries, we are now seeing these industries increase the use of asset protection solutions throughout their manufacturing and other processes.

Public infrastructure

We believe that high profile infrastructure catastrophes, such as the collapse of the I-35W Mississippi River bridge in Minneapolis, have caused public authorities to more actively seek ways to prevent similar events from occurring. Public authorities tasked with the construction of new, and maintenance of existing, public infrastructure, including bridges and highways, increasingly use asset protection solutions to test and inspect these assets. Importantly, these authorities now employ asset protection solutions throughout the life of these assets, from their original design and construction, with the use of embedded sensing devices to enable on-line monitoring, through ongoing maintenance requirements. Nearly 25% of the approximately 600,000 public roads and bridges in the U.S. are classified as “deficient,” according to the U.S. Federal Highway Administration. An immediate “cost-beneficial” investment aimed at replacing or repairing deficient bridges may cost as much as $99 billion, according to the U.S. Department of Transportation.

This is a target market for our application technology and experience. Over the last ten years, we have provided testing and health monitoring on hundreds of bridges and structures worldwide, among which include some of the largest and well-known bridges in the United Kingdom, Pennsylvania and the greater New York metropolitan areas. In July 2010, we were awarded a continuous on-line Structural Health Monitoring System contract by the California Department of Transportation to be installed on the San Francisco Oakland Bay Bridge. As a result of our continued efforts to offer cost-effective application technology to address the need for increased safety measures, we received a $6.9 million project awarded under the National Institute of Standards and Technology (NIST) Innovation Program that is intended to bring a transformational impact in the area of civil infrastructure structural health monitoring using affordable self-powered wireless sensors.

Aerospace and defense

The operational safety, reliability, structural integrity and maintenance of aircraft and associated products is critical to the aerospace and defense industries. Industry participants increasingly use asset protection solutions to perform inspections upon delivery, and also periodically employ asset protection solutions during the operational service of aircraft, using advanced ultrasonic immersion systems or digital radiography in order to precisely detect structural defects. Industry participants also use asset protection solutions for the inspection of advanced composites found in new classes of aircraft, ultrasonic fatigue testing of complete aircraft structures, corrosion detection and on-board monitoring of landing gear and other critical components. We expect increased demand for our solutions from the aerospace industry to result from wider use of advanced composites and distributed on-line sensor networks and other embedded analytical applications built into the structure of assets to enable real-time performance monitoring and condition-based maintenance.

Primary metals and metalworking

The quality control requirements driven by the low defect tolerance within automated, robotic intensive metalwork industries, such as screw machining, serve as key drivers for the recent growth of NDT technologies, such as ultrasonics and radiography. We expect that increasingly stringent quality control requirements and competitive forces will drive the demand for more costly finishing and polishing which, in turn, will promote greater use of NDT throughout the production lifecycle.

Transportation

The use of asset protection solutions within the transportation industry is primarily focused in the automotive and rail segments. Within the automotive segment, manufacturers use asset protection solutions throughout the entire design and development process, including the inspection of raw material inputs, during in-process manufacturing and, finally, during end-product testing and analysis. Although asset protection technologies have been utilized in the automobile industry for a number of decades, we believe growth in the segment will increase as automobile manufacturers begin to outsource their asset protection requirements and take advantage of new technologies that enable them to more thoroughly inspect their products throughout the manufacturing process, reduce costs and shorten time to market. Within the rail segment, asset protection solutions are used primarily to test rails and passenger and tank cars.

Our competitive strengths

We believe the following competitive strengths contribute to our being a leading provider of asset protection solutions and will allow us to further capitalize on growth opportunities in our industry:

•	“One Source” Provider for Asset Protection Solutions Worldwide. We believe we have the comprehensive portfolio of proprietary and integrated asset protection solutions, including services, products and systems worldwide, which positions us to be the leading single source provider for a customer’s asset protection requirements. Through our network of 78 offices and independent representatives in 15 countries around the world, we offer an extensive portfolio of solutions that enables our customers to consolidate all their inspection requirements and the associated data storage and analytics on a single system that spans the customers’ entire enterprise.

•	Long-Standing Trusted Provider to a Diversified and Growing Customer Base. By providing critical and reliable NDT services, products and systems for more than 30 years and expanding our asset protection solutions, we have become a trusted partner to a large and growing customer base across numerous infrastructure-intensive industries globally. Our customers include some of the largest and most well-recognized firms in the oil and gas, chemical, fossil and nuclear power, aerospace and defense industries as well as the largest public authorities.

•	Repository of Customer-Specific Inspection Data. Our enterprise software solutions enable us to capture and warehouse our customers’ testing and inspection data in a centralized database. As a result, we have accumulated large amounts of proprietary process data and information that allows us to provide our customers with value-added services, such as benchmarking, reliability centered maintenance solutions including predictive maintenance, inspection scheduling, data analytics and regulatory compliance.

•	Proprietary Products, Software and Technology Packages. We have developed systems that have become the cornerstone of several high value-added unique NDT applications, such as those used for the testing of pressure vessels (the MONPAC technology package) or above-ground storage tanks (the TANKPAC technology package). These proprietary products allow us to efficiently and effectively provide highly valued solutions to our customers’ complex applications, resulting in a significant competitive advantage. In addition to the proprietary products and systems that we sell to customers on a stand-alone basis, we also develop a range of proprietary sensors, instruments, systems and software used exclusively by our Services segment.

•	Deep Domain Knowledge and Extensive Industry Experience. We are an industry leader in developing advanced asset protection solutions, including acoustic emission testing for non-intrusive on-line monitoring of storage tanks and pressure vessels, bridges and transformers, portable corrosion mapping, ultrasonic testing (UT) systems, on-line plant asset integrity management with sensor fusion, enterprise software solutions for plant-wide and fleet-wide inspection data archiving and management, advanced and thick composites inspection and ultrasonic phased array inspection of thick wall boilers.

•	Collaborating with Our Customers. Our asset protection solutions have historically been designed in response to our customers’ unique performance specifications and are supported by our proprietary technologies. Our sales and engineering teams work closely with our customers’ research and design staff during the design phase in order to incorporate our products into specified infrastructure projects, as well as with facilities maintenance personnel to ensure that we are able to provide the asset protection solutions necessary to meet these customers’ changing demands.

•	Experienced Management Team. Our management team has a track record of leadership in NDT, averaging over 20 years experience in the industry. These individuals also have extensive experience in growing businesses organically and in acquiring and integrating companies, which we believe is important to facilitate future growth in the fragmented asset protection industry. In addition, our senior managers are supported by highly experienced project managers who are responsible for delivering our solutions to customers.

Our growth strategy

Our growth strategy emphasizes the following key elements:

•	Continue to Develop Technology-Enabled Asset Protection Services, Products and Systems. We intend to maintain and enhance our technological leadership by continuing to invest in the internal development of new services, products and systems. Our highly trained team of Ph.D.’s, engineers and highly-skilled, certified technicians has been instrumental in developing numerous significant asset protection standards, and we believe their knowledge base will enable us to innovate a wide range of new asset protection solutions more rapidly than our competition.

•	Increase Revenues from Our Existing Customers. Many of our customers are multinational corporations with asset protection requirements from multiple divisions at multiple locations across the globe. Currently, we capture a relatively small portion of their overall expenditures on these solutions. We believe our superior services, products and systems, combined with the trend of outsourcing asset protection solutions to a small number of trusted service providers, positions us to significantly expand both the number of divisions and locations that we serve as well as the types of solutions we provide. We strive to be the preferred global partner for our customers and aim to become the single source provider for their asset protection solution requirements.

•	Add New Customers in Existing Target Markets. Our current customer base represents a small fraction of the total number of companies in our target markets with asset protection requirements. Our scale, scope of products and services and expertise in creating technology-enabled solutions have allowed us to build a reputation for high-quality and has increased customer awareness about us and our asset protection solutions. We intend to leverage our reputation and solutions offerings to win new customers within our existing target markets, especially as asset protection solutions are adopted internationally. We intend to continue to leverage our competitive strengths to win new business as customers in our existing target markets continue to seek a single source and trusted provider of advanced asset protection solutions.

•	Expand Our Customer Base into New End Markets. We believe we have significant opportunities to rapidly expand our customer base in relatively new end markets, including the maritime shipping, wind turbine and other alternative energy and natural gas transportation industries and the market for public infrastructure, such as highways and bridges. The expansion of our addressable markets is being driven by the increased recognition and adoption of asset protection services, products and systems, and new NDT technologies enabling further applications in industries such as healthcare and compressed and liquefied natural gas transportation, and the aging of infrastructure, such as construction and loading cranes and ports, to the point where visual inspection has proven inadequate and new asset protection solutions are required. We expect to continue to expand our global sales organization, grow our inspection data management and data mining services and find new high-value applications, such as embedding our sensor technology in assembly lines for electronics and distributed sensor networks for aerospace applications. As companies in these emerging end markets realize the benefits of our asset protection solutions, we expect to expand our leadership position by addressing customer needs and winning new business.

•	Continue to Capitalize on Acquisitions. We intend to continue employing a disciplined acquisition strategy to broaden, complement and enhance our product and service offerings, add new customers and certified personnel, expand our sales channels, supplement our internal development efforts and accelerate our expected growth. We believe the market for asset protection solutions is highly fragmented with a large number of potential acquisition opportunities. We have a proven ability to integrate complementary businesses, as demonstrated by the success of our past acquisitions, which have often contributed entirely new products and services that have added significantly to our revenues and profitability. In addition, we have begun to offer and sell our advanced asset protection solutions to customers of companies we acquired that had previously relied on traditional NDT solutions. Importantly, we believe we have improved the operational performance and profitability of our acquired businesses by successfully integrating and selling a comprehensive suite of solutions to the customers of these acquired businesses.

Our segments

The Company has three financial segments:

•	Services. This segment provides primarily asset protection solutions primarily in North America with the largest concentration in the United States, consisting primarily of non-destructive testing and inspection services that are used to evaluate the structural integrity of critical energy, industrial and public infrastructure.

•	Products and Systems. This segment designs, manufactures, sells, installs and services our asset protection products and systems, including equipment and instrumentation, predominantly in the United States.

•	International. This segment offers services, products and systems similar to those of our Services and Products and Systems segments to global markets, principally in Europe, the Middle East, Africa, Asia and South America, but not to customers in China and South Korea, which are served by our Products and Systems segment.

Our solutions

We provide comprehensive asset protection solutions to a diverse customer base. We combine the strengths of our proprietary products, industry expertise, a suite of software solutions and our highly skilled and experienced technicians and engineers to deliver a broad set of inspection, engineering and information technology services that address the complex business challenges faced by our customers. Depending on the requirements of our customers, we can provide them our software and other products on a stand-alone basis or as a complete end-to-end solution consisting of sensor products, services and software. Importantly, as part of our solutions, we are increasingly providing on-line asset monitoring and management software enabling our customers to have real-time access to assess the structural health of their infrastructure.

Our services

Our Services segment provides a range of testing and inspection services to a diversified customer base across energy-related, industrial and public infrastructure industries. We either deploy our services directly at the customer’s location or through our own extensive network of field testing facilities. Our global footprint allows us to provide asset protection solutions through local offices in close proximity to our customers, permitting us to keep response time and per diem costs to a minimum, while maximizing our ability to develop meaningful, collaborative customer relationships. Examples of our comprehensive portfolio of services include: testing components of new construction as they are built or assembled, providing corrosion monitoring data to help customers determine whether to repair or retire infrastructure, providing material analysis to ensure the integrity of infrastructure components and supplying non-invasive on-stream techniques that enable our customers to pinpoint potential problem areas prior to failure. In addition, we also provide services to assist in the planning and scheduling of resources for repairs and maintenance activities. Our experienced inspection professionals perform these services, which are supported by our advanced proprietary software and hardware products.

Traditional NDT services

Our certified personnel provide a range of traditional inspection services. For example, our visual inspectors provide comprehensive assessments of the condition of our customers’ plant equipment during capital construction projects and maintenance shutdowns. Of the broad set of traditional NDT techniques that we provide, several lend themselves to integration with our other offerings and often serve as the initial entry point to more advanced customer engagements. For example, we provide a comprehensive program for the inspection of above-ground storage tanks designed to meet stringent industry standards for the inspection, repair, alteration and reconstruction of oil and petrochemical storage tanks. This program includes magnetic flux exclusion for the rapid detection of floor plate corrosion, advanced ultrasonic systems and leak detection of floor defects, remote ultrasonic crawlers for shell and roof inspections and trained, certified inspectors for visual inspection and documentation.

Advanced NDT services

In addition to traditional NDT services, we provide a broad range of proprietary advanced NDT services that we offer on a stand-alone basis or in combination with software solutions such as our proprietary enterprise data warehousing and plant condition monitoring software and systems (PCMS). We also provide on-line monitoring capabilities and other solutions that enable the delivery of accurate and real-time information to our customers. Our advanced NDT services require more complex equipment and more skilled inspection professionals to operate this equipment and interpret test results. Some of the technologies and techniques we use include:

•	Automated ultrasonic testing	•	Wireless data acquisition
•	Guided ultrasonic long wave testing	•	On-line plant asset integrity monitoring
•	Infrared thermography	•	Risk-based inspection
•	Phased array ultrasonic testing	•	Digital radiography
•	Acoustic emission testing	•	Sensor fusion (multi-sensor data integration)
•	Automated Ultrasonic Phased Array Inspection	•	Eddy current testing
•	Advanced Infrared Inspection	•	Line Scanning Thermography (LST)
•	Reliability centered maintenance services (RCM)

Mechanical Integrity services

We provide a broad range of MI services that enable our customers to meet stringent regulatory requirements. These services increase plant safety, minimize unscheduled downtime and allow our customers to plan for, repair and replace critical components and systems before failure occurs. Our services are designed to complement a comprehensive predictive and preventative inspection and maintenance program that we can provide for our customers in addition to the MI services. Customers of our MI services have, in many instances, also licensed our PCMS software, which allows for the storage and analysis of data captured by our testing and inspection products and services, and implemented this solution to complement our inspection services.

As a result of the information captured by PCMS and our risk-based inspection software module we are able to provide a professional service known as “Mechanical Integrity Gap Analysis” for process facilities. Our Mechanical Integrity Gap Analysis service offers insight into the level of plant readiness, how best to manage and monitor the integrity of process facility assets, and how to extend the useful lives of such assets. Our Mechanical Integrity Gap Analysis service also assists customers in benchmarking and managing their infrastructure through key performance indicators and metrics.

Our products and systems

Our software

Our software solutions are designed to meet the demands of our customers’ data analysis and asset integrity management requirements. Some of our key software solutions include:

PCMS enterprise software: asset protection and reliability

Our PCMS application is an enterprise software system that allows for the warehousing and analysis of data as captured by our testing and inspection products and services and convert it to valuable information. PCMS allows our customers to design and develop asset integrity management plans that include:

•	optimal systematic testing schedules for their infrastructure based on real-time data captured by our sensors;

•	alerts that notify customers when to perform special testing services on suspect areas, enabling them to identify and resolve flaws on a timely basis by using our PCMS risk-based inspection (“RBI”) software module; and

•	schedules for the maintenance and retirement of assets.

PCMS also offers advantages by allowing the information it develops and stores to be organized, linked and synchronized with enterprise software systems such as SAP. We believe PCMS is one of the more widely used process condition management software systems in the world. We estimate that approximately 40% of U.S. refineries, by capacity, currently use PCMS. This provides us not only with recurring software license fees, but also marketing opportunities for additional software, asset integrity management and other asset protection solutions. With the addition of the RBI module, we expect the use of PCMS to expand in the future. In addition, our risk-based inspection application enables PCMS users to test and analyze their assets operating conditions and other factors, such as operating temperature range and contact with highly flammable or corrosive products. This allows customers to classify or rank each asset according to the probability and consequences of its structural failure and schedule the appropriate frequency and types of testing for that asset. We believe our RBI program allows our customers to appropriately test their infrastructure in a more cost-effective manner while reducing their overall risk profile, which typically allows them to reduce their insurance premiums.

Application-based software

We provide a comprehensive portfolio of application-specific software products that cover a broad range of materials testing and analysis methods, for neural networks, pattern recognition, wavelet analysis and moment tensor analysis.

Some of the key software solutions we offer include:

•	Advanced Data Analysis Pattern Recognition & Neural Networks Software (NOESIS), which enables our AE experts to develop automated remote monitoring systems for our customers.

•	AE Software Platform (AEwin and AEwinPost), which are Windows-based real time applications software for detection, processing and analysis which locates the general location of flaws on or in our customers’ structures.

•	Loose Parts Monitoring Software (LPMS), which is a software program for monitoring, detecting and evaluating metallic loose parts in nuclear reactor coolant systems in accordance with strict industry standards.

•	Automated UT and Imaging Analysis Software (UTwin and UTIA), which is a software platform for analyzing ultrasonic inspection data and visualizing and identifying the location and size of potential flaws.

Technology packages

In order to address some of the more common problems faced by our customers, we have developed a number of robust technology solutions. These packages generally allow more rapid and effective testing of infrastructure because they minimize the need for service professionals to customize and integrate asset protection solutions with the infrastructure and interpret test results. These packaged solutions use proprietary and specialized testing procedures and hardware, advanced pattern recognition, neural network software and databases to compare test results against our prior testing data or national and international structural integrity standards. Some of our widely used technology packages in some of our target markets are:

Technology package	Type	Description

TANKPAC	AE On-line Tank Floor Inspection	Tests to monitor for emissions resulting from active corrosion of the tested infrastructure
MONPAC	AE Pressure Vessel Testing	An AE “expert system” that evaluates the condition of metal pressure systems and tanks
VPAC	Loss Control for Valves in Process Plants	Estimates valve leakage based on measurements made using our inspection products
POWERPAC	AE On-line Power Transformer Monitoring	Through on-line monitoring, detects and locates partial discharge in power transformers by utilizing AE
Wire Break	On-line monitoring of wire breaks in Bridge suspension cables	On-Line detection and location of wire breaks on suspension cable bridges
LeakTEC	AE Leak detection	On-Line monitoring and detection of gas and liquid leaks in pipes and vessels

Our other products

AE products

We are a leader in the design and manufacture of AE sensors, instruments and turn-key systems used for the monitoring and testing of materials, pressure components, processes and structures. Though we principally sell our products as a system, which includes a combination of sensors, an amplifier, signal processing electronics, knowledge-based software and decision and feedback electronics, we can also sell these as individual components to certain customers that have the in-house expertise to perform their own services. Our sensors “listen” to structures and materials to detect real-time AE activity and to determine the presence of structural flaws in the inspected materials. Such materials include pressure vessels, storage tanks, heat exchangers, piping, turbine blades and reactors.

In addition, we provide leak monitoring and detection systems used in diverse applications, including the detection and location of both gaseous and liquid leaks in valves, vessels, pipelines and tanks. AE leak monitoring and detection, when applied in a systematic preventive maintenance program, has proven to substantially reduce costs by eliminating the need for visual valve inspection and unscheduled down-time. In addition, EPA requirements regarding fugitive emissions helps drive the market for this leak detection equipment.

UT technology

We design, manufacture and market a full line of ultrasonic equipment. While AE technology detects flaws and pinpoints their location, our UT technology has the ability to size defects in three-dimensional geometric representations. We manufacture a complete line of UT systems including our line of Automated UT scanners such as our LSI crawler and Mini-Scanner, our unique portable UT handheld system with motion control to run our many inspection scanners, and our immersion systems including small bench top units to large UT and Gantry systems over 50 feet long. We also design and fabricate custom scanners as requested by customers in the metals and aerospace industries.

Vibration sensors and systems

We design, manufacture and market a broad portfolio of vibration sensing products under our Vibra-Metrics brand name. These include a full line of accelerometers (vibration sensors), on-line condition-based management systems, data delivery systems and a comprehensive assortment of ancillary support products. Our patented Sensor Highway monitoring systems offer fully automated, unattended remote data acquisition and alarm reporting for rotating mechanical equipment and machines, which enable us to provide real-time predictive maintenance data to our customers.

On-line monitoring

Our on-line monitoring offerings combine all of our asset protection services, products and systems. We provide temporary, periodic and continuous monitoring of static infrastructures such as bridges, pipes, and transformers, as well as dynamic or rotating assets such as pumps, motors, gearboxes, steam and gas turbines. Temporary monitoring is typically used when there is a known defect or problem and the condition needs to be monitored until repaired or new equipment can be placed in service. Periodic monitoring, or “walk around” monitoring, is used as a preventative maintenance tool to take machine and device readings, on a periodic basis, to observe any change in the assets’ condition such as increased vibration or unusual heat buildup and dissipation. Continuous monitoring is applied “24/7” on critical assets to observe the earliest onset of a defect and track its progression to avoid catastrophic failure. Since 1988, we have provided these solutions to over eighty projects for a variety of industries and applications. Our monitoring systems can be accessed both on-site and remotely using state of the art wireless technology and can interface with customer data via the internet or other proprietary secured networks. These monitoring systems provide browser-based hierarchical displays of critical information and can include alarm and customer notification options using messaging and email services. By simultaneously using different sensing devices such as acoustic emission or sound, vibration, temperature, strain or corrosion gauges, often referred to as sensor fusion, we can monitor and correlate different sensor readiness to provide more accurate fault detection and location determination while reducing or eliminating false alarms. The information can also be used to correct operational procedures that contributed to the failures.

Customers

During the first nine months of fiscal 2011, we provided our asset protection solutions to approximately 4,800 different customers. The following table lists some of our larger customers by revenues for the first nine months of fiscal 2011, in each of our target markets.

	Power generation &	Aerospace &
Oil & Gas, including Petrochemicals (61.4%)	transmission (9.5%)	defense (4.6%)

BP	BE&K	Aerojet
Chevron	Bechtel	AMSEC
Conoco Phillips	Duke Energy	Carlton Forge Works
ExxonMobil	Entergy	Chen-Tech Industries
LyondellBasel	Exelon	Danner Corporation
Marathon Oil	Lower Colorado River Authority	Electric Boat
Petrobas	Rolls Royce	General Dynamics
Shell	SGT, LLC	Hitco
Tesoro	Southern California Edison	Indian Navy
Valero	Westinghouse	Schlosser Forge Company

Public infrastructure,
	Process Industries	research and
Industrial (7.2%)	(9.1%)	engineering (5.0%)

Alcan	Air Products	ADA
Arcelormittal	Bayer	Amey Group
Doncasters	Blue Island Phenol	BECA
Golden Gate International	Dow, Rohm, & Haas	Emergency One Inc
Jacobs Field Service North America, Inc.	Dupont	Humber Bridge Board
Kaiser	Equistar	INRA
Kent	Honeywell	IS
Titanium Fabrication Corporation	INEOS	K-TEK
Verwater	LyondellBasel	Shikoku Research Institute
Wollostan Alloys	Praxair, Inc.	Watson Cogen Company

The percentage in each heading above represents the percentage that target market comprises of our total revenues. The companies listed under each target market comprise, in total, the following percentages of the revenues for that target market:

Oil & Gas: 68%
Power Generation: 62%
Aerospace & Defense: 39%
Industrial: 26%
Process Industries: 77%
Public Infrastructure: 35%

We have one customer, BP plc. (“BP”), which accounted for 17% and 19% of total revenues for the nine months ended February 28, 2011 and 2010, respectively. Our relationship with BP is comprised of separate contracts for non-destructive testing and inspection services with multiple affiliated entities within the broad BP organization. We conduct business with various divisions or affiliates of the BP organization through numerous contracts covering many segments of BP’s business including downstream (refinery), midstream (pipelines) and upstream (exploration). These contracts are typically negotiated locally with the specific location, are of varying lengths, have different start and end dates and differ in terms of the scope of work and nature of services provided. Most contracts are based on time and materials.

Geographic Areas

We conduct our business in 15 different countries, but our revenues and income is primarily derived from our U.S. operations and substantially all of our long-lived assets are located in the U.S. No individual foreign country or region accounted for a material portion of the Company’s revenues or had a material amount of the Company’s long-lived assets. Note 20 to our consolidated financial statements in our annual report on Form 10-K for the year ended May 31, 2010 sets forth our revenues, long-lived assets and other financial information regarding our international operations.

Seasonality

Our business is seasonal, which is primarily related to our Services segment. Our first and third fiscal quarter revenues for our Services segment are typically lower than our revenues in the second and fourth fiscal quarters because demand for our asset protection solutions from the oil and gas as well as the fossil and nuclear power industries increases during their non-peak production periods. For instance, U.S. refineries’ non-peak periods are generally in our second fiscal quarter, when they are retooling to produce more heating oil for winter, and in our fourth fiscal quarter, when they are retooling to produce more gasoline for summer. We expect that the impact of seasonality on our first and third fiscal quarter revenues and profitability and second and fourth fiscal quarter cash flows will continue.

Competition

We operate in a highly competitive, but fragmented, market. Our primary competitors are divisions of large companies, and many of our other competitors are small companies, limited to a specific product or technology and focused on a niche market or geographic region. We believe that none of our competitors currently provides the full range of asset protection and NDT products, enterprise software and the traditional and advanced services solutions that we offer. Our competition with respect to NDT services include the Acuren division of Rockwood Service Corporation, SGS Group, the TCM division of Team, Inc. and APPLUS RTD, which is majority-owned by The Carlyle Group. Our competition with respect to our PCMS software includes UltraPIPE, a division of Siemens, Lloyd’s Register Capstone, Inc. and Meridium Systems. Our competition with respect to our ultrasonic products are GE Inspection Technologies and Olympus NDT. In the traditional NDT market, we believe the principal competitive factors are project management, execution, price, reputation and quality. In the advanced NDT market, reputation, quality and size are more significant competitive factors than price. In light of several characteristics of the NDT industry and obstacles facing competitors, only a few of our existing competitors can compete with us on a global basis, and we believe few new companies are likely to enter the market. Some of the most significant of such characteristics and obstacles include: (1) having to acquire or develop advanced NDT services, products and systems technologies, which in our case occurred over many years of customer engagements and at significant internal research and development expense, (2) complex regulations and safety codes that require significant industry experience, (3) license requirements and evolved quality and safety programs, (4) costly and time-consuming certification processes, (5) capital requirements and (6) emphasis by large customers on size and critical mass, length of relationship and past service record.

Centers of excellence

Another differentiator in our business model is the formation of our Centers of Excellence (“COEs”), which we consider to be incubators of inspection technology. The COEs are focused around target applications in our key market segments. They are supported by subject matter experts that will engage in strategic sales opportunities offering customers value-added solutions using advanced technologies and methods providing oversight, management and consultation.

Sales and marketing

We sell our asset protection solutions through all of our 78 offices worldwide. As of May 31, 2010, our world-wide sales and marketing team, together with our “center of excellence” managers, consisted of 63 employees. In addition, our project and laboratory managers as well as our management are trained on our solutions and often are the source of sales leads and customer contacts. Our direct sales and marketing teams work closely with our customers’ research and design personnel, reliability engineers and facilities maintenance engineers to demonstrate the benefits and capabilities of our asset protection solutions, refine our asset protection solutions based on changing customer needs and identify potential sales opportunities. We divide our sales and marketing efforts into services sales, software and other products sales and marketing.

Our International sales group employs 14 sales managers and professionals, each of whom is responsible for educating our existing and potential customers about our asset protection solutions in the geographical areas outside the United States other than China and South Korea. The sales cycle for our asset protection solutions and the agreements under which we provide them in these areas are substantially similar to those of our other segments.

Manufacturing

Our hardware products are manufactured in our Princeton Junction, New Jersey facility. Our Princeton Junction facility includes the capabilities and personnel to fully produce all of our AE products, NDT Automation Ultrasonic equipment and Vibra-Metrics vibration sensing products.

Intellectual property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We utilize a combination of intellectual property safeguards, including patents, copyrights, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to protect our intellectual property.

As of April 1, 2011, we held 8 patents, all in the United States which will expire at various times between fiscal 2011 and 2023, and license certain other patents. However, we currently do not principally rely on these patents or licenses to provide our proprietary asset protection solutions. Our trademarks and service marks provide us and our products and services with a certain amount of brand recognition in our markets. However, we do not consider any single patent, trademark or service mark material to our financial condition or results of operations.

As of April 1, 2011, the primary trademarks and service marks that we held in the United States included Mistras and our stylized globe design. Other trademarks or service marks that we utilize in localized markets or product advertising include PCMS, Physical Acoustics Corporation (PAC), NOESIS, AEwin, AEwinPost, UTwin, UTIA, LST, Vibra-Metrics, MONPAC, PERFPAC, TANKPAC, VPAC, POWERPAC, Sensor Highway, Quality Services Laboratories Inc. (QSL) and NDT Automation.

Many elements of our asset protection solutions involve proprietary know-how, technology or data that are not covered by patents or patent applications because they are not patentable, or patents covering them would be difficult to enforce, including technical processes, equipment designs, algorithms and procedures. We believe that this proprietary know-how, technology and data is the most important component of our intellectual property assets used in our asset protection solutions, and is a primary differentiator of our asset protection solutions from those of our competitors. We rely on various trade secret protection techniques and agreements with our customers, service providers and vendors to protect these assets. All of our employees in our Products and Systems segment and certain of our other employees involved in the development of our intellectual property have entered into confidentiality and proprietary information agreements with us. These agreements require our employees not to use or disclose our confidential information, to assign to us all of the inventions, designs and technologies they develop during the course of employment with us, and otherwise address intellectual property protection issues. We also seek confidentiality agreements from our customers and business partners before we disclose any sensitive aspects of our asset protection solutions technology or business strategies. We are not currently involved in any material intellectual property claims.

Research and development

Our research and development is principally conducted by engineers and scientists at our Princeton Junction, New Jersey headquarters, and supplemented by other employees in the United States and throughout the world, including France, Greece, Japan, Russia and the United Kingdom. Our total professional staff includes 32 employees who hold Ph.D.’s, and over 100 engineers and employees who hold Level III certification, the highest level of certification from the American Society of Non-Destructive Testing.

Employees

Providing our asset protection solutions requires a highly skilled and technically proficient employee base. As of April 1, 2011, we had approximately 2,700 employees worldwide and approximately 2,300 of our employees were based within the United States, of which approximately 87% were hourly. Less than 10% of our employees in the United States are unionized. We believe that we have good relations with our employees.

Environmental matters

We are subject to numerous environmental, legal and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others: the Comprehensive Environmental Response, Compensation, and Liability Act, the Resources Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Atomic Energy Act, the Energy Reorganization Act of 1974, as amended, and applicable state regulations.

In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing properties in order to avoid future liabilities and comply with environmental, legal and regulatory requirements. Thus far, we are not involved in specific environmental litigation or claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. We do not expect costs related to environmental matters to have a material adverse effect on our consolidated cash flows, financial position or results of operations.

Properties

As of April 1, 2011, we operated 78 offices in 15 countries, with our corporate headquarters located in Princeton Junction, New Jersey. Our headquarters in Princeton Junction is our primary location, where our manufacturing and research and development are conducted. While we lease most of our facilities, as of April 1, 2011, we owned properties located in Olds, Alberta; Monroe, North Carolina; Trainer, Pennsylvania; Houston, Pasadena, and Deer Park, Texas; Burlington, Washington; and Gillette, Wyoming. These properties, as well as approximately 50 offices throughout North America (including Canada), are utilized by our Services segment. Our Products and Systems segment’s primary location is in our Princeton Junction facility. Our international segment has 19 offices located in Brazil, United Kingdom, the Netherlands, France, Greece, Russia, Japan and India.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated basis. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference into this prospectus.

In calculating the ratio of earnings to fixed charges, “earnings” means the sum of income before income taxes and fixed charges exclusive of capitalized interest, and “fixed charges” means interest expensed and capitalized, amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the portion of annual rental expense on leases that represents the interest factor.

	Nine-months
	ended
	February 28,	Year-ended May 31,
	2011	2010	2009	2008	2007	2006

Ratio of Earnings to Fixed Charges(1)	7.8	5.3	0.3	0.3	1.2	0.5

(1)	In fiscal 2010, an adjustment of approximately $6.5 million to reduce the value of the preferred stock (“negative” accretion) has been omitted from this table.

Prior to our IPO in October 2009, we completed several private placements of our Class A and Class B preferred stock. These preferred shares included various redemption and conversion features and were reported outside the equity section and adjusted to fair value, which represented their redemption value at each reporting date. Effective upon the closing of the IPO, all of the preferred shares outstanding as of the offering were converted into common stock.

Risk factors

Investing in our securities involves significant risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in, or incorporated into, the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference herein or therein. Each of the referenced risks and uncertainties could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities. Additional risks not known to us or that we believe are immaterial may also adversely affect our business, operating results and financial condition and the value of an investment in our securities.

Use of proceeds

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds that we receive from the sale of any securities by us covered by this prospectus for general corporate purposes including the reduction of outstanding indebtedness, acquisitions, capital expenditures and working capital and any other purposes that we specify in the applicable prospectus supplement.

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder.

The securities we may offer

We may offer, from time to time, shares of our common stock and preferred stock, various series of debt securities or warrants to purchase any of such securities, either individually or in units, in amounts we will determine from time to time, with a total value of up to $80,000,000 under this prospectus, at prices and on terms to be determined by market conditions at the time of offering. In addition, the selling stockholder may, from time to time, sell our common stock in one or more offerings, up to a total of 2,764,401 shares of our common stock. This prospectus provides you with a general description of these securities. See “Description of Capital Stock,” “Description of Warrants,” “Description of Debt Securities” and “Description of Units.” Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification;
•	aggregate principal amount or aggregate offering price;
•	maturity, if applicable;
•	rates and times of payment of interest or dividends, if any;
•	redemption, conversion or sinking fund terms, if any;
•	voting or other rights, if any;
•	conversion prices, if any; and
•	important federal income tax considerations.

The prospectus supplement and any related free writing prospectus we file with the SEC also may supplement, or, as applicable, add, update or change information contained in this prospectus or in documents we have incorporated by reference. However, no prospectus supplement or free writing prospectus will offer a security that is not registered and described in this prospectus at the time of the effectiveness of the registration statement of which this prospectus is a part.

The terms of any particular offering, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, information incorporated by reference or in a free writing prospectus we file with the SEC relating to such offering.

Description of capital stock

The following is a description of the material terms of our second amended and restated certificate of incorporation and bylaws. We refer to our certificate of incorporation as so amended as our certificate of incorporation. The certificate of incorporation, authorizes us to issue 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common stock

As of April 1, 2011, there were outstanding 26,780,181 shares of common stock held of record by 20 stockholders. In addition, there were approximately 2,874,000 shares of common stock reserved for issuance upon exercise of outstanding stock options, of which approximately 876,000 were vested, and approximately 217,000 shares of common stock reserved for issuance upon vesting of restricted stock units.

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Covenants in our outstanding senior secured credit facility restrict our ability to pay dividends on common stock. All outstanding shares of common stock are fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred stock

As of April 1, 2011, there were no outstanding shares of preferred stock and we have no present plans to issue any shares of preferred stock. Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. There are no restrictions presently on the repurchase or redemption of any shares of our preferred stock. Preferred stock will be fully paid and nonassessable upon issuance.

The following description of preferred stock and the description of the terms of any particular series of preferred stock that we choose to issue hereunder and that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to our certificate of incorporation and the certificate of designation relating to any series of preferred stock. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series. The prospectus supplement also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

The prospectus supplement for a series of preferred stock will specify:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

The issuance of preferred stock will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	acquisition of us by means of a tender offer;
•	acquisition of us by means of a proxy contest or otherwise; or
•	removal of our incumbent officers and directors.

Anti-Takeover effects of Delaware law and our certificate of incorporation and bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire our company because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision of the Delaware General Corporation Law to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certificate of incorporation and bylaw provisions

Certain provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interest and, therefore, could adversely affect the price of our common stock.

Undesignated Preferred Stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Inability of Stockholders to Act by Written Consent. We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of the stockholders may be called by the Chairman of the Board, the Chief Executive Officer or by the board of directors acting pursuant to a resolution adopted by a majority of the directors then in office. Additionally, our bylaws provide that only stockholders entitled to cast not less than 35% of all the votes entitled to be cast at a special meeting of stockholders can require the Secretary to call such a special meeting, subject to the satisfaction of certain procedural and informational requirements. These provisions may impair or prevent smaller stockholders from forcing consideration of a proposal, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. Any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not later than 90 nor earlier than 120 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not later than 90 nor earlier than 120 calendar days prior to such meeting or the 10th calendar day after public disclosure of the date of such meeting is first made). These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled Only by Majority of Directors Then in Office. Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation expressly prohibits cumulative voting.

Directors Removed Only for Cause. Our certificate of incorporation provides that directors may be removed by stockholders only for cause.

The provisions of Delaware law, our certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitation of liability and indemnification

Our certificate of incorporation contains provisions that limit the personal liability of each of our directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our certificate of incorporation further provides that we may indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of our company to the fullest extent permitted by the DGCL. Our bylaws provide that we must indemnify any director or officer of the corporation, and may indemnify any other person, who (a) was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (b) was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by that person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Our bylaws provide a right of indemnification that includes the right to have paid by us the expenses, including attorneys’ fees, incurred by any of our officers or directors in defending any such proceeding in advance of its final disposition. If Delaware law so requires, however, the advancement of such expenses incurred by a director or officer in such person’s capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person) will only be made upon the delivery to us of an undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined by final judicial decision that such person is not entitled to be indemnified for such expenses by us.

We have entered into indemnity agreements with our directors and certain of our executive officers for the indemnification and advancement of expenses to these persons. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. We also intend to enter into these agreements with our future directors and certain of our executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any director, executive officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Registration rights

The holders of 3,186,836 shares of our common stock which were issued upon conversion of the preferred stock outstanding prior to our initial public offering, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated registration rights agreement between us and the holders of these shares, and include demand registration rights, short form registration rights and piggyback registration rights. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, including expenses of counsel to the registering security holders up to $35,000 related to any demand or short form registration and up to $45,000 related to any piggyback registration. All underwriting discounts and selling commissions will be borne by the holders of the shares being registered.

Demand registration rights. Subject to specified limitations, the holders a majority of these registrable securities may require that we register all or a portion of these securities for sale under the Securities Act, if the anticipated gross receipts from the sale of such securities are at least $2.5 million. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. We are required to effect only two registrations pursuant to this provision of the registration agreement.

Short form registration rights. If we are eligible to file registration statements on Form S-3, subject to specified limitations, the holders of not less than 25% of these registrable securities can require us to register all or a portion of their registrable securities on Form S-3, if the anticipated aggregate offering price of such securities is at least $500,000. We may not be required to effect more than two such registrations in any 12-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Piggyback registration rights. If at any time we propose to register any of our equity securities under the Securities Act, other than in connection with (i) a demand registration described above, (ii) a registration relating solely to our stock option plans or other employee benefit plans or (iii) a registration relating solely to a business combination or merger involving our company, the holders of these registrable securities are entitled to notice of such registration and are entitled to include their shares of capital stock in the registration. The underwriters, if any, may limit the number of shares included in the underwritten offering if they believe that including these shares would adversely affect the offering.

Transfer agent and registrar

The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company. Its address is 6201 15th Avenue, Brooklyn, New York, New York 11219, and its telephone number is (800) 937-5449.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “MG.”

Description of warrants

General

We may issue warrants to purchase debt securities, common stock, preferred stock or any combination of these securities. We may issue the warrants independently or together with any underlying securities, and the warrants may be attached or separate from the underlying securities. We may also issue a series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The following description is a summary of selected provisions relating to the warrants that we may issue. The summary is not complete. When warrants are offered in the future, a prospectus supplement, information incorporated by reference or a free writing prospectus we file with the SEC, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the warrants as described in a prospectus supplement, information incorporated by reference, or other offering material will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of warrants in the applicable prospectus supplement, information incorporated by reference or free writing prospectus we file with the SEC is subject to and is qualified in its entirety by reference to all the provisions of any specific warrant document or agreement. We will file each of these documents, as applicable, with the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of warrants. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” for information on how to obtain a copy of a document when it is filed.

When we refer to a series of warrants, we mean all warrants issued as part of the same series under the applicable warrant agreement.

Terms

The applicable prospectus supplement, information incorporated by reference or free writing prospectus we file with the SEC, may describe the terms of any warrants that we may offer, including but not limited to the following:

•	the title of the warrants;

•	the total number of warrants;

•	the exercise price or prices at which the warrants will be issued;

•	the currency or currencies that investors may use to pay for the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	whether the warrants will be issued in registered form or bearer form;

•	information with respect to book-entry procedures, if any;

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	if applicable, the terms of redemption of the warrants;

•	the identity of the warrant agent, if any;

•	the procedures and conditions relating to the exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

Warrant agreements

We may issue the warrants in one or more series under one or more warrant agreements, each to be entered into between us and a bank, trust company, or other financial institution as warrant agent. We may add, replace, or terminate warrant agents from time to time. We may also choose to act as our own warrant agent or may choose one of our subsidiaries to do so.

The warrant agent under a warrant agreement will act solely as our agent in connection with the warrants issued under that agreement. The warrant agent will not assume any obligation or relationship of agency or trust for or with any holders of those warrants. Any holder of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those warrants in accordance with their terms.

Form, Exchange, and Transfer

We may issue the warrants in registered form or bearer form. Warrants issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the warrants represented by the global security. Those investors who own beneficial interests in a global warrant will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, we may issue warrants in non-global form, i.e., bearer form. If any warrants are issued in non-global form, warrant certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their warrants at the warrant agent’s office or any other office indicated in the applicable prospectus supplement, information incorporated by reference or other offering material.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash (or other consideration, if so provided in the warrant) an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement, information incorporated by reference or in a free writing prospectus we file with the SEC. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable offering material. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be redeemed as set forth in the applicable offering material.

Warrants may be exercised as set forth in the applicable offering material. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable offering material, we will forward, as soon as practicable, the securities purchased upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of their warrants, holders of warrants exercisable for debt securities will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the debt securities purchasable upon such exercise. Prior to the exercise of their warrants, holders of warrants exercisable for shares of preferred stock or common stock will not have any rights of holders of the preferred stock or common stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the preferred stock or common stock purchasable upon such exercise.

Description of debt securities

The debt securities may be either secured or unsecured and either will be senior debt securities or subordinated debt securities of the company. The debt securities will be issued under one or more separate indentures between us and a trustee to be specified in an accompanying prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called indentures in this description. This prospectus, together with the applicable prospectus supplement, will describe the terms of a particular series of debt securities.

The following is a summary of selected provisions and definitions of the indentures and debt securities to which any prospectus supplement may relate. The summary of selected provisions of the indentures and the debt securities appearing below is not complete and is subject to, and qualified entirely by reference to, all of the provisions of the applicable indenture and certificates evidencing the applicable debt securities. Other specific terms of the applicable indenture and debt securities will be described in the applicable prospectus supplement. For additional information, you should look at the applicable indenture and the certificate evidencing the applicable debt security that is filed as an exhibit to the registration statement that includes the prospectus. If any particular terms of the indenture or debt securities described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement. In this description of the debt securities, the words “we,” “us,” “our” or “the company” refer only to Mistras Group, Inc. and not to any of our subsidiaries, unless we expressly state or the context otherwise requires.

General

Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series.

We are not limited as to the amount of debt securities we may issue under the indentures. Unless otherwise provided in a prospectus supplement, a series of debt securities may be reopened to issue additional debt securities of such series.

We expect that the prospectus supplement relating to a particular series of debt securities will set forth:

•	whether the debt securities are senior or subordinated;

•	the offering price;

•	the title;

•	any limit on the aggregate principal amount;

•	the person who shall be entitled to receive interest, if other than the record holder on the record date;

•	the date or dates the principal will be payable;

•	the interest rate or rates, which may be fixed or variable, if any, the date from which interest will accrue, the interest payment dates and the regular record dates, or the method for calculating the dates and rates;

•	the place where payments may be made;

•	any mandatory or optional redemption provisions or sinking fund provisions and any applicable redemption or purchase prices associated with these provisions;

•	if issued other than in denominations of U.S. $1,000 or any multiple of U.S. $1,000, the denominations in which the debt securities shall be issuable;

•	if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula;

•	if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or a holder may elect payment to be made in a different currency;

•	if the principal, premium, if any, or interest will be payable at the election of the company or holder in one or more currencies or currency units other than that or those stated by the debt securities, the currency or currency units in which such payments shall be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable;

•	the portion of the principal amount that will be payable upon acceleration of maturity, if other than the entire principal amount;

•	if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount or method for determining the amount which will be deemed to be the principal amount;

•	if applicable, that the debt securities shall be subject to the defeasance provisions described below under “Satisfaction and discharge; defeasance” or such other defeasance provisions specified in the applicable prospectus supplement for the debt securities;

•	any conversion or exchange provisions;

•	whether the debt securities will be issuable in the form of a global security;

•	any subordination provisions applicable to the subordinated debt securities if different from those described below under “Subordinated debt securities;”

•	any paying agents, authenticating agents, security registrars or other agents for the debt securities, if other than the trustee;

•	any provisions relating to any security provided for the debt securities, including any provisions regarding the circumstances under which collateral may be released or substituted;

•	any deletions of, or changes or additions to, the events of default, acceleration provisions or covenants;

•	any provisions relating to guaranties for the debt securities and any circumstances under which there may be additional obligors;

•	any provisions granting special rights to holders when a specified event occurs;

•	any special interest premium or other premium; and

•	any other specific terms of such debt securities.

Unless otherwise specified in the prospectus supplement, the debt securities will be registered debt securities. Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. The U.S. federal income tax considerations applicable to debt securities sold at a discount will be described in the applicable prospectus supplement.

Exchange and transfer

Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any partial redemption of debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

We will appoint the trustee as the initial security registrar. Any transfer agent, in addition to the security registrar initially designated by us, will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Global securities

The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary, or its nominee, that we will identify in a prospectus supplement;

•	be delivered to the depositary or nominee or custodian; and

•	bear any required legends.

The prospectus supplement for any series of debt securities will set forth the provisions applicable to one or more global securities.

Payment and paying agents

Unless otherwise indicated in a prospectus supplement, the provisions described in this paragraph will apply to the debt securities. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The trustee will be designated as our initial paying agent.

We may also name any other paying agents in a prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All amounts paid by us to a paying agent for payment on any debt security that remain unclaimed for a period ending the earlier of:

•	10 business days prior to the date the money would escheat to the applicable state; or
•	at the end of two years after such payment was due,

will be repaid to us thereafter. The holder may look only to us for such payment.

No protection in the event of a change of control

Unless otherwise indicated in a prospectus supplement with respect to a particular series of debt securities, the debt securities will not contain any provisions that may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction, whether or not such transaction results in a change in control.

Covenants

Unless otherwise indicated in a prospectus supplement with respect to a particular series of debt securities, the debt securities will not contain any financial or restrictive covenants.

Consolidation, merger and sale of assets

Unless we indicate otherwise in a prospectus supplement with respect to a particular series of debt securities, we may not consolidate with or merge into any other person (other than a subsidiary of the company), in a transaction in which we are not the surviving entity, or convey, transfer or lease our properties and assets substantially as an entirety to, any person (other than a subsidiary of the company), unless:

•	the successor entity, if any, is a U.S. corporation, limited liability company, partnership, trust or other business entity;

•	the successor entity assumes our obligations on the debt securities and under the indentures; and

•	certain other conditions specified in the indenture are met.

Events of default

Unless we indicate otherwise in a prospectus supplement, the following will be events of default for any series of debt securities under the indentures:

(1) we fail to pay the principal or any redemption price of or any premium on any debt security of that series when due;

(2) we fail to pay any interest on any debt security of that series for 30 days after it becomes due;

(3) we fail to deposit any sinking fund payment when due;

(4) we fail to perform any other covenant in the indenture and such failure continues for 90 days after we are given the notice required in the indenture; and

(5) certain events involving bankruptcy, insolvency or reorganization of the company.

Additional or different events of default applicable to a series of debt securities may be described in a prospectus supplement. An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

The trustee may withhold notice to the holders of any default, except defaults in the payment of principal, premium, if any, interest, any sinking fund installment on, or with respect to any conversion right of, the debt securities of such series. However, the trustee must consider it to be in the interest of the holders of the debt securities of such series to withhold this notice.

Unless we indicate otherwise in a prospectus supplement, if an event of default, other than an event of default described in clause (5) above, shall occur and be continuing with respect to any series of debt securities, either the trustee or the holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount and premium, if any, of all the debt securities of that series, or if any debt securities of that series are original issue discount securities, such other amount as may be specified in the applicable prospectus supplement, in each case together with accrued and unpaid interest, if any, thereon, to be due and payable immediately.

Unless we indicate otherwise in a prospectus supplement, if an event of default described in clause (5) above shall occur, the principal amount and premium, if any, of all the debt securities of that series, or if any debt securities of that series are original issue discount securities, such other amount as may be specified in the applicable prospectus supplement, in each case together with accrued and unpaid interest, if any, thereon, will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any such acceleration will be subject to the subordination provisions described below under “Subordinated debt securities.”

Notwithstanding the above-described matters, each indenture will provide that we may, at our option, elect that the sole remedy for an event of default relating to our failure to comply with our obligations described under the section entitled “Reports” below or our failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act will for the first 180 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the relevant series of debt securities at an annual rate equal to (i) 0.25% of the principal amount of such series of debt securities for the first 90 days after the occurrence of such event of default and (ii) 0.50% of the principal amount of such series of debt securities from the 91st day to, and including, the 180th day after the occurrence of such event of default, which we call “additional interest.” If we so elect, the additional interest will accrue on all outstanding debt securities from and including the date on which such event of default first occurs until such violation is cured or waived and shall be payable on each relevant interest payment date to holders of record on the regular record date immediately preceding the interest payment date. On the 181st day after such event of default (if such violation is not cured or waived prior to such 181st day), the debt securities will be subject to acceleration as provided above. In the event we do not elect to pay additional interest upon any such event of default in accordance with this paragraph, the debt securities will be subject to acceleration as provided above.

In order to elect to pay the additional interest as the sole remedy during the first 180 days after the occurrence of any event of default relating to the failure to comply with the reporting obligations in accordance with the preceding paragraph, we must notify all holders of debt securities and the trustee and paying agent of such election prior to the close of business on the first business day following the date on which such event of default occurs. Upon our failure to timely give such notice or pay the additional interest, the debt securities will be immediately subject to acceleration as provided above.

After acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amounts or interest or a default relating to a covenant or other provision of the indenture that cannot be waived without the consent of each holder of outstanding debt securities of that series, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder of debt securities of any series will not have any right to institute any proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures, unless:

(1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

(2) the holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding; and

(3) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

Holders may, however, sue to enforce the payment of principal, premium or interest on any debt security on or after the due date or to enforce the right, if any, to convert any debt security (if the debt security is convertible) without following the procedures listed in (1) through (3) above.

We will furnish the trustee an annual statement from our officers as to whether or not we are in default in the performance of the conditions and covenants under the indenture and, if so, specifying all known defaults.

Modification and waiver

Unless we indicate otherwise in a prospectus supplement, the applicable trustee and we may make modifications and amendments to an indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment.

We may also make modifications and amendments to the indentures for the benefit of holders without their consent, for certain purposes including, but not limited to:

•	providing for our successor to become an obligor and assume the covenants under the indenture;

•	adding covenants or events of default, provided that such action shall not adversely affect the holders in any material respect;

•	making certain changes to facilitate the issuance of the debt securities;

•	securing the debt securities;

•	providing for a successor trustee or additional trustees;

•	conforming the indenture to the description of the debt securities set forth in this prospectus or the accompanying prospectus supplement;

•	curing any ambiguities or inconsistencies, provided that such action shall not adversely affect the holders in any material respect;

•	providing for guaranties of, or additional obligors on, the debt securities;

•	permitting or facilitating the defeasance and discharge of the debt securities, provided that such action shall not adversely affect the holders in any material respect; and

•	other changes specified in the indenture.

However, neither the trustee nor the company may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

•	change the stated maturity of any debt security;

•	reduce the principal, premium, if any, or interest on any debt security or any amount payable upon redemption or repurchase, whether at our option or the option of any holder, or reduce the amount of any sinking fund payments;

•	reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity;

•	change the place of payment or the currency in which any debt security is payable;

•	impair the right to enforce any payment after the stated maturity or redemption date;

•	if subordinated debt securities, modify the subordination provisions in a materially adverse manner to the holders;

•	adversely affect the right to convert any debt security if the debt security is a convertible debt security; or

•	change the provisions in the indenture that relate to modifying or amending the indenture or waiver of past defaults.

Satisfaction and discharge; defeasance

We may be discharged from our obligations on the debt securities, subject to limited exceptions, of any series that have matured or will mature or be redeemed within one year if we deposit enough money with the trustee to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities.

Each indenture contains a provision that permits us to elect either or both of the following:

•	we may elect to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding. If we make this election, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for the rights of holders to receive payments on debt securities or the registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

•	we may elect to be released from our obligations under some or all of any financial or restrictive covenants applicable to the series of debt securities to which the election relates and from the consequences of an event of default resulting from a breach of those covenants.

To make either of the above elections, we must irrevocably deposit in trust with the trustee enough money to pay in full the principal, interest and any premium on the debt securities. This amount may be made in cash and/or U.S. government obligations or, in the case of debt securities denominated in a currency other than U.S. dollars, cash in the currency in which such series of debt securities is denominated and/or foreign government obligations. As a condition to either of the above elections, for debt securities denominated in U.S. dollars we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the action.

With respect to debt securities of any series that are denominated in a currency other than United States dollars, “foreign government obligations” means:

•	direct obligations of the government that issued or caused to be issued the currency in which such debt securities are denominated and for the payment of which obligations its full faith and credit is pledged, or, with respect to debt securities of any series which are denominated in Euros, direct obligations of certain members of the European Union for the payment of which obligations the full faith and credit of such members is pledged, which in each case are not callable or redeemable at the option of the issuer thereof; or

•	obligations of a person controlled or supervised by or acting as an agency or instrumentality of a government described in the bullet above the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which are not callable or redeemable at the option of the issuer thereof.

Reports

The indentures provide that any reports or documents that we file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same is filed with the SEC. Documents filed by us with the SEC via the EDGAR system will be deemed filed with the trustee as of the time such documents are filed with the SEC.

Notices

Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing law

The indentures and the debt securities will be governed by, and construed under, the laws of the State of New York.

No personal liability of directors, officers, employees and stockholders

No incorporator, stockholder, employee, agent, officer, director or subsidiary of ours will have any liability for any obligations of ours, or because of the creation of any indebtedness under the debt securities, the indentures or any supplemental indentures. The indentures provide that all such liability is expressly waived and released as a condition of, and as a consideration for, the execution of such indentures and the issuance of the debt securities.

Regarding the trustee

The indentures limit the right of the trustee, should it become our creditor, to obtain payment of claims or secure its claims.

The trustee will be permitted to engage in certain other transactions with us. However, if the trustee acquires any conflicting interest, and there is a default under the debt securities of any series for which it is trustee, the trustee must eliminate the conflict or resign.

Subordinated debt securities

The following provisions will be applicable with respect to each series of subordinated debt securities, unless otherwise stated in the prospectus supplement relating to that series of subordinated debt securities.

The indebtedness evidenced by the subordinated debt securities of any series is subordinated, to the extent provided in the subordinated indenture and the applicable prospectus supplement, to the prior payment in full, in cash or other payment satisfactory to the holders of senior debt, of all senior debt, including any senior debt securities.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshalling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to holders of senior debt of all senior debt.

In the event of any acceleration of the subordinated debt securities of any series because of an event of default with respect to the subordinated debt securities of that series, holders of any senior debt would be entitled to payment in full in cash or other payment satisfactory to holders of senior debt of all senior debt before the holders of subordinated debt securities are entitled to receive any payment or distribution.

In addition, the subordinated debt securities will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables and lease obligations. This occurs because our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and your right to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. If we are recognized as a creditor of that subsidiary, our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to us.

We are required to promptly notify holders of senior debt or their representatives under the subordinated indenture if payment of the subordinated debt securities is accelerated because of an event of default.

Under the subordinated indenture, we also may not make payment on the subordinated debt securities if:

•	a default in our obligations to pay principal, premium, if any, interest or other amounts on our senior debt occurs and the default continues beyond any applicable grace period, which we refer to as a payment default; or

•	any other default occurs and is continuing with respect to designated senior debt that permits holders of designated senior debt to accelerate its maturity, which we refer to as a non-payment default, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture.

We will resume payments on the subordinated debt securities:

•	in case of a payment default, when the default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of when the default is cured or waived or ceases to exist or 179 days after the receipt of the payment blockage notice.

No new payment blockage period may commence on the basis of a nonpayment default unless 365 days have elapsed from the effectiveness of the immediately prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior debt may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors. The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

The subordination provisions will not apply to payments from money or government obligations held in trust by the trustee for the payment of principal, interest and premium, if any, on subordinated debt securities pursuant to the provisions described under the section entitled

“Satisfaction and discharge; defeasance,” if the subordination provisions were not violated at the time the money or government obligations were deposited into trust.

If the trustee or any holder receives any payment that should not have been made to them in contravention of subordination provisions before all senior debt is paid in full in cash or other payment satisfactory to holders of senior debt, then such payment will be held in trust for the holders of senior debt.

Senior debt securities will constitute senior debt under the subordinated indenture.

Additional or different subordination provisions may be described in a prospectus supplement relating to a particular series of debt securities.

Definitions

“Designated senior debt” means our obligations under any particular senior debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be designated senior debt for purposes of the subordinated indenture. The instrument, agreement or other document evidencing any designated senior debt may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt.

“Indebtedness” means the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture for such series of securities or thereafter created, incurred or assumed:

•	our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other written obligation;

•	all of our obligations for money borrowed;

•	all of our obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind,

•	our obligations:

•	as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, or

•	as lessee under leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes;

•	all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

•	all of our obligations with respect to letters of credit, bankers’ acceptances and similar facilities, including reimbursement obligations with respect to the foregoing;

•	all of our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

•	all obligations of the type referred to in the above clauses of another person, the payment of which, in either case, we have assumed or guaranteed, for which we are responsible or liable,

directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property; and

•	renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in the above clauses of this definition.

“Senior debt” means the principal of, premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, and rent payable on or in connection with, and all fees and other amounts payable in connection with, our indebtedness. However, senior debt shall not include:

•	any debt or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide that it shall not be senior in right of payment to the subordinated debt securities or expressly provide that such indebtedness is on the same basis or “junior” to the subordinated debt securities; or

•	debt to any of our subsidiaries, a majority of the voting stock of which is owned, directly or indirectly, by us.

“Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more of our other subsidiaries or by a combination of us and our other subsidiaries. For purposes of this definition, “voting stock” means stock or other similar interests which ordinarily has or have voting power for the election of directors, or persons performing similar functions, whether at all times or only so long as no senior class of stock or other interests has or have such voting power by reason of any contingency.

Description of units

We may issue units comprised of one or more of the other classes of securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The units may be issued under unit agreements to be entered into between us and a unit agent, as detailed in the prospectus supplement relating to the units being offered. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units;

•	a discussion of material federal income tax considerations, if applicable; and

•	whether the units, if issued as a separate security, will be issued in fully registered or global form.

The descriptions of the units in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and may not contain all the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. For more information, please review the forms of the relevant agreements, which will be filed with the SEC promptly after the offering of units and will be available as described in the section entitled “Where You Can Find More Information” on page 51 of this prospectus.

Selling stockholder

The selling stockholder may resell from time to time up to 2,764,401 shares of our common stock (plus an indeterminate number of shares of our common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act).

The following table, based upon information currently known by us, sets forth as of April 1, 2011: (i) the number of shares of common stock held of record or beneficially by the selling stockholder as of such date (as determined below) and (ii) the number of shares of common stock that may be offered under this prospectus by the selling stockholder.

The selling stockholder, an entity affiliated with private equity firm Thayer | Hidden Creek Partners, originally acquired the shares of our common stock included in this prospectus through a series of private placements of our convertible preferred stock prior to our initial public offering in October 2009. The preferred shares were converted into shares of our common stock in connection with our initial public offering. In connection with a private placement we completed in October 2005, we entered into an amended and restated registration rights agreement with our preferred stockholders, including the selling stockholder. This agreement granted these stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of the preferred stock held by them. For more information regarding this agreement, please refer to the section titled “Description of Capital Stock—Registration Rights” beginning on page 30 of this prospectus.

Percentage of
	Common stock	Common stock		common stock
	beneficially owned	offered pursuant	Owned upon	owned upon
	prior to the	to this	completion of	completion of
Name of selling stockholder	offering(1)	prospectus(1)	this offering(2)	this offering(2)

TC NDT Holdings, L.L.C.(1)	2,764,401	2,764,401	—	—%

(1)	The address of the selling stockholder is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004. Daniel M. Dickinson and James J. Forese, each a member of our board of directors, share voting and dispositive power over the shares held by TC NDT Holdings, L.L.C. with five other members of an investment committee. Messrs. Dickinson and Forese disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The selling stockholder is neither a broker-dealer nor an affiliate of a broker-dealer.

(2)	We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may not sell any or all of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares of common stock owned by the selling stockholder and covered by this prospectus will be held by the selling stockholder.

Plan of distribution

Offering by Registrant

We may sell the securities:

•	through underwriters or dealers;
•	through agents;
•	directly to purchasers; or
•	through a combination of any such methods of sale.

Any underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The prospectus supplement relating to any offering of securities by us will set forth its offering terms, including the name or names of any underwriters, the purchase price of the securities and the proceeds to us from such sale, any underwriting discounts, commissions and other items constituting underwriters’ compensation, any initial public offering price, and any underwriting discounts, commissions and other items allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the securities offered by us within this prospectus.

If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the accompanying prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities from us at the public offering price set forth in the accompanying prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to any conditions set forth in the accompanying prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of these contracts. The underwriters and other persons soliciting these contracts will have no responsibility for the validity or performance of any such contracts.

Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution by us to payments they may be required to make in respect thereof.

In compliance with the guidelines of the Financial Industry Regulatory, Inc., or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate principal amount of securities offered pursuant to this prospectus.

Certain of the underwriters, agents or dealers and their associates may engage in transactions with and perform services for us in the ordinary course of business.

Our common stock is quoted on the New York Stock Exchange under the symbol “MG.” The other securities are not listed on any securities exchange or other stock market and, unless we state otherwise in the applicable prospectus supplement, we do not intend to apply for listing of the other securities on any securities exchange or other stock market. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Accordingly, we give you no assurance as to the development or liquidity of any trading market for the securities.

Offering by Selling Stockholder

The selling stockholder may, from time to time, sell any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling such shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell such shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions or discounts may be less than or in excess of those customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder.

The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or another applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In no event shall any broker-dealer receive fees, commissions or markups which, in the aggregate, would exceed eight percent (8%) of the gross proceeds received by the selling stockholder for the sale of securities hereunder.

Pursuant to the previously described amended and restated registration rights agreement entered into with, among others, the selling stockholder, we are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholder (as well as persons, including broker-dealers or agents deemed to be “underwriters” within the meaning of the Securities Act) against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, in accordance with the amended and restated registration rights agreement, or the selling stockholder will be entitled to contribution.

The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholder. If we are notified by the selling stockholder that any material arrangement has been entered into with any underwriters or broker-dealers for the sale of shares of common stock, if required, we will file a supplement to this prospectus.

Where you can find more information

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (“Securities Act”), with respect to the securities covered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the securities covered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above. We maintain a website at http://www.mistrasgroup.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site or connected to that site, are not incorporated into and are not a part of this prospectus.

Incorporation of certain documents by reference

The SEC and applicable law permits us to “incorporate by reference” into this prospectus information that we have or may in the future file with or furnish to the SEC. This means that we can disclose important information by referring you to those documents. You should read carefully the information incorporated herein by reference because it is an important part of this prospectus. We hereby incorporate by reference the following documents into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended May 31, 2010, filed with the SEC on August 17, 2010;

•	our Quarterly Reports on Form 10-Q for the quarters ended August 31, 2010, November 30, 2010, and February 28, 2011 filed with the Commission on October 14, 2010, January 13, 2011, and April 14, 2011, respectively;

•	our Current Reports on Form 8-K filed on October 18, 2010, February 14, 2011 and February 16, 2011; and

•	the description of our capital stock contained in our registration statement on Form 8-A (File No. 001-34481) filed with the Commission on October 5, 2009, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

Additionally, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and before the termination or completion of this offering shall be deemed to be incorporated by reference into this prospectus from the respective dates of filing of such documents. Any information that we subsequently file with the SEC that is incorporated by reference as described above will automatically update and supersede any previous information that is part of this prospectus.

We are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we file with the SEC, unless otherwise specified in such report.

Upon written or oral request, we will provide you without charge, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents. Please send requests to Mistras Group, Inc., Attention: Investor Relations, 195 Clarksville Road, Princeton Junction, New Jersey 08550, or call (609) 716-4000.

Legal matters

The validity of the securities offered in this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

Experts

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended May 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

3,264,401 Shares

Common Stock

Prospectus Supplement

J.P. Morgan
BofA Merrill Lynch
Baird
Stephens Inc.
KeyBanc Capital Markets

May 5, 2011